                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                              The Score Board, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   809173 20 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                   Klehr, Harrison, Harvey, Branzburg & Ellers
                            Attn: Brian D. Zuckerman
                               1401 Walnut Street
                             Philadelphia, PA 19102
                                 (215) 568-6060
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 6, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following page(s))

---------------------                                        ------------------
CUSIP No. 809173 20 6                   13D                  Page 2 of 13 Pages
---------------------                                        ------------------

--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Technology Leaders II L.P.
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /x/

                                                                         (b) / /

--------------------------------------------------------------------------------
3            SEC USE ONLY


--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             WC
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             / /

--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
                                    7       SOLE VOTING POWER
NUMBER OF
SHARES                              --------------------------------------------
BENEFICIALLY                        8       SHARED VOTING POWER
OWNED BY
EACH                                        1,872,528
REPORTING                           --------------------------------------------
PERSON                              9       SOLE DISPOSITIVE POWER
WITH
                                    --------------------------------------------
                                    10      SHARED DISPOSITIVE POWER

                                            1,872,528
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            1,872,528
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*                                        / /

--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                            11.8%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

                                            PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

---------------------                                        ------------------
CUSIP No. 809173 20 6                   13D                  Page 3 of 13 Pages
---------------------                                        ------------------

--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Technology Leaders II Offshore C.V.
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /x/

                                                                         (b) / /

--------------------------------------------------------------------------------
3            SEC USE ONLY


--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             WC
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             / /

--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Netherland Antilles
--------------------------------------------------------------------------------
                                    7       SOLE VOTING POWER
NUMBER OF
SHARES                              --------------------------------------------
BENEFICIALLY                        8       SHARED VOTING POWER
OWNED BY
EACH                                        1,487,472
REPORTING                           --------------------------------------------
PERSON                              9       SOLE DISPOSITIVE POWER
WITH
                                    --------------------------------------------
                                    10      SHARED DISPOSITIVE POWER

                                            1,487,472
--------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            1,487,472
--------------------------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                  EXCLUDES CERTAIN SHARES*                                   / /

--------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                            9.5%
--------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON*

                                            PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

---------------------                                        ------------------
CUSIP No. 809173 20 6                   13D                  Page 4 of 13 Pages
---------------------                                        ------------------




--------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Technology Leaders II Management L.P.
--------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /x /

                                                                         (b) / /

--------------------------------------------------------------------------------
3                 SEC USE ONLY


--------------------------------------------------------------------------------
4                 SOURCE OF FUNDS*

                  N/A
--------------------------------------------------------------------------------
5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             / /


--------------------------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                    7       SOLE VOTING POWER
NUMBER OF
SHARES                              --------------------------------------------
BENEFICIALLY                        8       SHARED VOTING POWER
OWNED BY
EACH                                        3,360,000
REPORTING                           --------------------------------------------
PERSON                              9       SOLE DISPOSITIVE POWER
WITH
                                    --------------------------------------------
                                    10      SHARED DISPOSITIVE POWER

                                            3,360,000
--------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            3,360,000
--------------------------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                  EXCLUDES CERTAIN SHARES*                                   / /

--------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                            19.9%
--------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON*

                                            PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

---------------------                                        ------------------
CUSIP No. 809173 20 6                   13D                  Page 5 of 13 Pages
---------------------                                        ------------------



--------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Ira M. Lubert
--------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /

                                                                       (b) / x /

--------------------------------------------------------------------------------
3                 SEC USE ONLY


--------------------------------------------------------------------------------
4                 SOURCE OF FUNDS*

                  PF
--------------------------------------------------------------------------------
5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             / /

--------------------------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION

                  New Jersey
--------------------------------------------------------------------------------
                                    7       SOLE VOTING POWER
NUMBER OF
SHARES                                      160,000
BENEFICIALLY                        --------------------------------------------
OWNED BY                            8       SHARED VOTING POWER
EACH
REPORTING                           --------------------------------------------
PERSON                              9       SOLE DISPOSITIVE POWER
WITH
                                            160,000
                                    --------------------------------------------
                                    10      SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                             160,000
--------------------------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                  EXCLUDES CERTAIN SHARES*                                   / /

--------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      1.1%
--------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON*

                                      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

---------------------                                        ------------------
CUSIP No. 809173 20 6                   13D                  Page 6 of 13 Pages
---------------------                                        ------------------





Item 1.           Security and Issuer

                  The class of equity securities which this statement relates to is the common stock, $.01 par value per share ("Common Stock"), of The Score Board, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 1951 Old Cuthbert Road, Cherry Hill, New Jersey, 08034.

Item 2.           Identity and Background

                  On November 6, 1996 (the "Closing Date") for an aggregate purchase price of $4,000,000, the Issuer sold, issued and delivered to a group of purchasers (the "Purchasers"), including, among others, Technology Leaders II L.P. ("TL II"), Technology Leaders II Offshore C.V. ("TLO II" and together with TL II, "Tech Leaders") and Ira Lubert ("Lubert" and together with Tech Leaders, the "Reporting Purchasers"), (i) an aggregate of 1,600,000 shares (the "Common Shares") of Common Stock and (ii) immediately exercisable warrants to purchase up to 2,720,000 shares of Common Stock at an initial exercise price of $3.07 per share (the "Warrants"), in a transaction intended to be exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), by virtue of Section 4(2) thereof and Regulation D thereunder. The purchases by the Purchasers were made pursuant to a Securities Purchase Agreement dated November 5, 1996 by and among the Issuer and the Purchasers, a copy of which is attached hereto as Exhibit A (the "Purchase Agreement").

                  As a result of the Reporting Purchasers' acquisition of Common Shares and Warrants, each of the Reporting Purchasers (other than Lubert who disclaims membership in such group) and Technology Leaders II Management L.P. ("TLM II") affirm that they have become members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and the Rules and Regulations of the Securities Exchange Commission thereunder (the "Act") which has acquired beneficial ownership of more than 5% of the Issuer's outstanding Common Stock and consequently are required to file a statement under Section 13(d)(1) of the Act. Each of the Reporting Purchasers and TLM II are referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons".

                  The information provided in this Report with respect to each Reporting Person and the general partners, directors, executive officers and controlling persons of the Reporting Person, if any, has been provided solely by that Reporting Person, and no Reporting Person is responsible for the accuracy and completeness of the information included herein about any Reporting Person other than itself and such general partners, directors, executive officers and controlling persons.

                  Set forth in Exhibit B hereto and the Schedules thereto is the name of each Reporting Person and the information required by Item 2 of Schedule 13D about the identity and background of that Reporting Person and its general partners, directors, executive officers and controlling persons, if any, supplied by such Reporting Person.

                  Neither the Reporting Persons nor, to the best of each Reporting Person's knowledge, none of such Reporting Person's officers, directors, general partners and controlling persons identified in Exhibit B has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations with respect to such laws.

---------------------                                        ------------------
CUSIP No. 809173 20 6                   13D                  Page 7 of 13 Pages
---------------------                                        ------------------



                  All of the Reporting Persons and the officers, directors, general partners and controlling persons of such Reporting Persons are United States citizens, except where otherwise indicated.


Item 3.           Source and Amount of Funds or Other Consideration.

                  TL II expended $1,671,900 of its working capital funds for (i) 668,760 Common Shares and (ii) 1,203,768 Warrants.

                  TLO II expended $1,328,100 of its working capital funds for
(i) 531,240 Common Shares and (ii) 956,232 Warrants.

                  Mr. Lubert expended $397,120 out of his personal funds for 160,000 Common Shares.


Item 4.           Purpose of Transaction.

                  The Common Shares and the Warrants acquired by the Reporting Purchasers pursuant to the Purchase Agreement, and any shares that may in the future be issued pursuant to the exercise of such Warrants have been and will be acquired solely for the purpose of investment and not with a view to acquiring control of the Issuer. One or more of the Reporting Persons may, however, from time to time determine to purchase additional shares of the Issuer's Common Stock on the open market, in negotiated transactions, or otherwise.

                  No Reporting Person has any plans or proposals of the type described in paragraphs (a) through (j) of Schedule 13D, except as stated below.

                  (a) Acquisition of Additional Securities. As more fully described in Section 7.6 of the Purchase Agreement, the Issuer may be obligated to offer additional securities to the Reporting Purchasers in connection with certain future issuances of securities by the Company in order to allow each of the Reporting Purchasers to maintain its then current proportionate ownership interest in the Issuer.

                      Pursuant to a Registration Rights Agreement dated November 5, 1996 (the "Registration Rights Agreement"), the Issuer is obligated to file on behalf of the registered holders of the securities issued by the Issuer pursuant to the Purchase Agreement (which are defined in the Registration Rights Agreement as "Registrable Securities"), a registration statement under the Securities Act registering all of the Registrable Securities with the SEC for sale in a public offering and to register or qualify such Registrable Securities for sale in such public offering under applicable state securities laws. The Registration Rights Agreement also affords certain "piggyback" registration rights to such registered holders to include such Registrable Securities on a registration statement proposed to be filed by the Issuer under the Securities Act. The Purchasers or other holders from time to time of the Registrable Securities may exercise one or more of their registration rights in the future. A copy of the Registration Rights Agreement is attached hereto as Exhibit D.

                  (d) Directorship/Management. Pursuant to Section 7.5 of the Purchase Agreement:

                      (i) The Company has appointed Mr. Lubert, the nominee of Tech Leaders, to the Company's Board of Directors. The Company has agreed to maintain Mr. Lubert (or his replacement

---------------------                                        ------------------
CUSIP No. 809173 20 6                   13D                  Page 8 of 13 Pages
---------------------                                        ------------------



as designated by Tech Leaders) as a member of the Company's Board of Directors and as a member of the Audit Committee and Compensation Committee thereof for so long as Tech Leaders beneficially owns any Fully Diluted Shares (as defined below). Upon the purchase by Tech Leaders of an aggregate of 540,000 shares of Common Stock upon the exercise of all or any portion of the Warrants purchased by Tech Leaders pursuant to the Purchase Agreement, the Company is obligated to use its best efforts to cause an additional person designated by Tech Leaders to be appointed to the Company's Board of Directors at the Company's first Board meeting following such exercise and thereafter, for so long as Tech Leaders beneficially owns at least 500,000 shares of Common Stock shall use its best efforts to maintain such designee (or such replacement for such designee as Tech Leaders may designate from time to time) on the Company's Board of Directors. As used herein, "Fully Diluted Shares" shall mean all shares of Common Stock plus all shares of Common Stock issuable upon exercise, conversion or exchange of any securities exercisable or exchangeable for, or convertible into, shares of Common Stock (including, without limitation, the Warrants).

                      (ii) The Company is obligated to use its best efforts to identify and appoint, as soon as practicable, an individual to serve as President of the Company (it being agreed that the first of such candidates may be a current officer of the Company), which individual shall report directly to both the Company's Chief Executive Officer and to the Company's Board of Directors and shall have such responsibilities and duties as are customary for the president of a public company. At all times that a designee of Tech Leaders is a member of the Company's Board of Directors, the Company shall not appoint any new President (or any other officer performing similar functions) without the approval of a majority of the Directors constituting the Company's Board of Directors and the approval of the members(s) of the Company's Board of Directors designated by Tech Leaders pursuant to clause (i) above.


Item 5.           Interest in Securities of the Issuer.

                  The table below sets forth the aggregate number of shares and percentage of the Issuer's outstanding Common Stock beneficially owned by each Reporting Person and each executive officer, director, partner and controlling person, if any, of that Reporting Person named in Exhibit B and the Schedules thereto. Any of the aforementioned persons whose names do not appear in the table below do not beneficially own any shares of the Issuer.

                  Except for the execution of the Purchase Agreement by the Reporting Purchasers and the carrying out of the transactions contemplated thereby, no person named in Exhibit B and the Schedules thereto has, to any Reporting Person's knowledge, consummated any transaction in the Issuer's Common Stock during the past sixty days.


                                                          Number of Shares                    Percentage of
                  Name of Person                         Beneficially Owned                Outstanding Shares1
                  --------------                         ------------------                ------------------
Technology Leaders II L.P.2  5                                1,872,528                            11.8%
Technology Leaders II Offshore C.V.3                          1,487,472                            9.5%
Ira M. Lubert4                                                  160,000                            1.1%
Technology Leaders II Management L.P.5                        3,360,000                            19.9%

---------------------                                        ------------------
CUSIP No. 809173 20 6                   13D                  Page 9 of 13 Pages
---------------------                                        ------------------




1        Based on 14,689,148 shares of Common Stock outstanding on November 5,
         1996.
2 TL II is the record owner of 668,760 Common Shares and 1,203,768 immediately exercisable Warrants.
3 TLO II is the record owner of 531,240 Common Shares and 956,292 immediately exercisable Warrants.
4 Mr. Lubert is a General Partner of TLM II and also holds a limited partnership interest in TL II. Mr. Lubert disclaims beneficial ownership of the shares of Common Stock beneficially owned by TL II and TLO II except to the extent of his proportionate pecuniary interest therein.
5 TLM II is the sole general partner of TL II and is the co-general partner of TLO II. TLM II has sole authority and responsibility for all investment, voting and disposition decisions for TL II and TLO II, which powers are exercised through its eleven-person executive committee, by whose decision TLM II's general partners have agreed to be bound. As a result of TLM II's investment control over all the Issuer's Common Stock held by TL II and TLO II, TLM may be deemed to be the beneficial owner of all of the Issuer's Common Stock beneficially owned by TL II and TLO II.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                  The Purchase Agreement sets forth various arrangements, obligations, rights and understandings among the Issuer and the Reporting Purchasers with respect to the Issuer and the securities sold to the Reporting Purchasers pursuant to the Purchase Agreement. Some of these arrangements, obligations, rights and understandings are summarized in Item 4 of this Report, and all are set forth in complete detail in the Purchase Agreement and in the Registration Rights Agreement, copies of which are attached hereto and are incorporated herein by reference in their entirety.

                  Except as described in the preceding paragraph, there are no contracts, arrangements, understandings or relationships among the persons named in Exhibit B and the Schedules thereto or between such persons and any person with respect to any securities of the Issuer.


Item 7.           Material to be Filed as Exhibits.

                  Exhibit          A - Securities Purchase Agreement (excluding
                                       the Exhibits and Schedules thereto)
                  Exhibit          B - Information about the identity and
                                       background of Reporting Persons
                  Exhibit          C - Agreement Regarding Joint Filing
                  Exhibit          D - Registration Rights Agreement

---------------------                                        -------------------
CUSIP No. 809173 20 6                   13D                  Page 10 of 13 Pages
---------------------                                        -------------------





                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 18, 1996


                                TECHNOLOGY LEADERS II L.P.

                                By: Technology Leaders II Management L.P., a General Partner

                                By: Technology Leaders Management, Inc., a General Partner



                                By:      /s/ Ira M. Lubert
                                         --------------------------------------
                                         Name:  Ira M. Lubert
                                         Title: Vice President

---------------------                                        -------------------
CUSIP No. 809173 20 6                   13D                  Page 11 of 13 Pages
---------------------                                        -------------------




                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 18, 1996


                                 TECHNOLOGY LEADERS II OFFSHORE C.V.

                                 By: Technology Leaders II Management L.P., a General Partner

                                 By: Technology Leaders Management, Inc., a General Partner



                                 By:      /s/ Ira M. Lubert
                                          --------------------------------------
                                          Name:  Ira M. Lubert
                                          Title: Vice President

---------------------                                        -------------------
CUSIP No. 809173 20 6                   13D                  Page 12 of 13 Pages
---------------------                                        -------------------



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 18, 1996


                                   TECHNOLOGY LEADERS II MANAGEMENT L.P.

                                   By:     Technology Leaders Management, Inc.,
                                           a General Partner



                                   By:     /s/ Ira M. Lubert
                                           -------------------------------------
                                           Name:  Ira M. Lubert
                                           Title: Vice President

---------------------                                        -------------------
CUSIP No. 809173 20 6                   13D                  Page 13 of 13 Pages
---------------------                                        -------------------





                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 18, 1996



                                                     /s/ Ira M. Lubert
                                                     ---------------------------
                                                     Ira M. Lubert

                                  EXHIBIT INDEX



       Exhibit                             Title
       -------                             -----
          A                  Securities Purchase Agreement
                             (excluding Exhibits and Schedules
                             thereto)
          B                  Information about the Identity and
                             Background of  Reporting Persons
          C                  Agreement Regarding Joint Filing
          D                  Registration Rights Agreement

                                    EXHIBIT A













                              THE SCORE BOARD, INC.

                          SECURITIES PURCHASE AGREEMENT

                                TABLE OF CONTENTS


SECTION 1.        SALE AND PURCHASE OF COMMON STOCK AND WARRANTS; CLOSING
                                                                               1
         1.1      Sale of Common Stock and Warrants............................1
         1.2      Purchase Price...............................................2
         1.3      Closing......................................................3

SECTION 2.        REPRESENTATIONS AND WARRANTIES OF THE COMPANY................3
         2.1      Organization and Good Standing...............................3
         2.2      Authorization................................................4
         2.3      No Conflict with Law or Documents............................4
         2.4      Capital Stock of Company.....................................4
         2.5      The Common Shares, Warrants and Warrant Shares...............5
         2.6      Consents and Approvals.......................................5
         2.7      Private Offering.............................................5
         2.8      Certificate of Incorporation and By-Laws.....................6
         2.9      Subsidiaries.................................................6
         2.10     SEC Filings..................................................6
         2.11     Litigation...................................................6
         2.12     Compliance with Laws.........................................7
         2.13     Financial Statements.........................................7
         2.14     Assets.......................................................7
         2.15     Dividends and Other Distributions............................8
         2.16     Tax Matters..................................................8
         2.17     Agreements Affecting the Company's Capital Stock.............9
         2.18     Patents, Trademarks, Proprietary Rights......................9
         2.19     Insurance...................................................11
         2.20     Employee Benefit Plans......................................11
         2.21     Contracts and Agreements....................................14
         2.22     Absence of Certain Developments.............................14
         2.23     Contracts with Insiders.....................................15
         2.24     Environmental Matters.......................................15
         2.25     Certain Agreements..........................................17
         2.26     Accounts Receivable.........................................17
         2.27     Inventory...................................................17
         2.28     Books and Records...........................................18
         2.29     Certain Payments............................................18
         2.30     U.S. Real Property Holding Company..........................18
         2.31     Minute Books................................................18
         2.32     Labor Agreements and Actions................................19
         2.33     Entire Business; Etc........................................19
         2.34     Conditions Affecting Company and Subsidiaries...............19
         2.35     Projections.................................................19
         2.36     Information.................................................20

SECTION 3.        PURCHASERS' REPRESENTATIONS AND WARRANTIES..................20
         3.1      Pre-Existing Entity.........................................20
         3.2      Principal Place of Business.................................20
         3.3      Purchase Without View to Distribute.........................20
         3.4      Restrictions on Transfer....................................21

         3.5      Access to Information.......................................21
         3.6      Additional Representations of the Purchaser.................21

SECTION 4.        CONDITIONS PRECEDENT TO PURCHASERS' OBLIGATIONS.............22
         4.1      Representations and Warranties..............................22
         4.2      Performance.................................................22
         4.3      Approvals and Consents......................................22
         4.4      Delivery of Common Stock Certificates and Warrants..........22
         4.5      Opinion of Counsel to the Company...........................22
         4.6      Proceedings; Certified Copies...............................22
         4.7      Investigation...............................................23
         4.8      No Proceeding or Litigation.................................23
         4.9      No Material Adverse Change..................................23
         4.10     Environmental Obligations...................................23
         4.11     NNM.........................................................23
         4.12     Executive Officer Agreements................................23
         4.13     Cancellation of Options.....................................23
         4.14     Waiver by Bookman...........................................23
         4.15     Waiver by Holders of Registration Rights....................24
         4.16     Waiver by Congress Financial Corporation....................24
         4.17     Lock-up Agreements..........................................24
         4.18     Other Documents.............................................24

SECTION 5.        CONDITIONS PRECEDENT TO THE COMPANY'S OBLIGATIONS...........24
         5.1      Representations and Warranties..............................24
         5.2      Performance.................................................25
         5.3      No Proceeding or Litigation.................................25

SECTION 6.        COVENANTS OF THE COMPANY PRIOR TO CLOSING...................25
         6.1      Payment of Expenses.........................................25
         6.2      Operation of Business in Ordinary Course....................25
         6.3      Conditions Precedent........................................25

SECTION 7.        COVENANTS OF THE COMPANY AFTER CLOSING......................25
         7.1      Rule 144....................................................25
         7.2      Financial Statements; SEC Reports...........................26
         7.3      Maintenance of Existence; Insurance.........................27
         7.4      Compliance with Laws........................................27
                  7.5      Board Representative...............................27
         7.6      Right to Acquire Additional Voting Securities...............28
         7.7      Press Releases..............................................30
         7.8      NNM Listing.................................................30
         7.12     Waivers, Consents, Etc......................................31

SECTION 8.        COMPLIANCE WITH 1933 ACT; RESTRICTIONS ON TRANSFERABILITY
                  OF COMMON SHARES, WARRANTS AND WARRANT SHARES...............31
         8.1      Compliance with 1933 Act....................................31
         8.2      Restrictive Legend..........................................31
         8.3      Restrictions on Transferability.............................31
         8.4      Termination of Restrictions on Transferability..............32

SECTION 9.        DISPUTE RESOLUTION..........................................32
         9.1      Good-Faith Negotiations.....................................32

SECTION 10.     SURVIVAL OF REPRESENTATIONS, WARRANTIES AND
                                                     AGREEMENTS...............34

SECTION 11.     MISCELLANEOUS.................................................34
        11.1    Owner of Common Shares, Warrants and Warrant Shares...........34
        11.2    Successors....................................................34
        11.3    Broker or Finder..............................................34
        11.4    Governing Law.................................................35
        11.5    Notice........................................................35
        11.6    Full Agreement................................................35
        11.7    Headings......................................................35
        11.8    No Waiver; Cumulative Remedies................................35
        11.9    Amendments, Waivers and Consents..............................35

                  SECURITIES PURCHASE AGREEMENT (the "Agreement") made as of this 5th day of November, 1996 by and among THE SCORE BOARD, INC. (the "Company") and each of the persons listed on Schedule 1 hereto (each, a "Purchaser" and collectively, the "Purchasers").

                                   BACKGROUND:

                  The Company is issuing an aggregate of 1,600,000 shares of its Common Stock, $.01 par value per share ("Common Stock") and Warrants (as defined in Section 1.1 hereof) to purchase up to 2,720,000 shares, subject to adjustment as provided in the Warrants, of its Common Stock.

                  Each Purchaser, desiring to purchase Common Stock and Warrants, hereby subscribes for the number of shares of Common Stock set forth on Schedule 1 hereto and Warrants to purchase the number of shares, subject to adjustment as provided therein, of Common Stock as set forth on Schedule 1 hereto.

                  Intending to be legally bound hereby, the parties hereto agree as follows:

SECTION 1.        SALE AND PURCHASE OF COMMON STOCK AND WARRANTS; CLOSING

         1.1      Sale of Common Stock and Warrants.

                  (a) The Company shall authorize the issuance of an aggregate of 1,600,000 shares of Common Stock (the "Common Shares").

                  (b) The Company shall authorize the issuance of warrants having the terms and provisions provided herein and in the form of warrant attached hereto as Exhibit A to purchase an aggregate of 1,925,000 shares of Common Stock, subject to adjustment as provided in such warrants, at a purchase price of $3.07 per share (individually, a "Series A Warrant" and collectively, the "Series A Warrants").

                  (c) The Company shall authorize the issuance of warrants having the terms and provisions provided herein and in the form of warrant attached hereto as Exhibit B to purchase an aggregate of 233,333 shares of Common Stock, subject to adjustment as provided in such warrants, at a purchase price of $3.07 per share (individually, a "Series B Warrant" and collectively, the "Series B Warrants").

                  (d) The Company shall authorize the issuance of warrants having the terms and provisions provided herein and in the form of warrant attached hereto as Exhibit C to purchase an aggregate of 233,333 shares of Common Stock, subject to adjustment as provided in such warrants, at a purchase price of $3.07 per share (individually, a "Series C Warrant" and collectively, the "Series C Warrants").

                  (e) The Company shall authorize the issuance of warrants having the terms and provisions provided herein and in the form of warrant attached hereto as Exhibit D to purchase an aggregate of 128,334 shares of Common Stock, subject to adjustment as provided in such warrant, at a purchase price of $3.07 per share (individually, a "Series D Warrant" and collectively, the "Series D Warrants").

                  (f) The Company shall authorize the issuance of warrants having the terms and provisions provided herein and in the form of warrant attached hereto as Exhibit E to purchase an aggregate of 200,000 shares of Common Stock, subject to adjustment as provided in such warrant, at a purchase price of $3.07 per share (individually, a "Series E Warrant" and collectively, the "Series E Warrants").

                  The Series A Warrants, the Series B Warrants, the Series C Warrants, the Series D Warrants and the Series E Warrants are hereinafter referred to as the Warrants. The shares of Common Stock purchasable upon exercise of the Warrants are hereinafter referred to as the "Warrant Shares". The Common Shares and Warrant Shares are hereinafter referred to as the "Shares".

                  (g) Subject to the terms and conditions herein set forth, on the Closing Date (as defined in Section 1.3), the Company agrees to sell, issue and deliver to each Purchaser, for the purchase price provided for in Section 1.2, such number of Common Shares set forth on Schedule 1, and Warrants of such series and to purchase the number of shares of Common Stock, subject to adjustment as provided in the Warrants, set forth on Schedule 1, and each Purchaser severally agrees to purchase such number of Common Shares and such Warrants at such Purchase Price.

                  (h) The stock certificates representing the Common Shares to be delivered to each Purchaser on the Closing Date shall be duly executed by the Company, registered in such Purchaser's name (or the name of its nominee), free of all restrictive and other legends (other than the legend specified in Section
8.2 or other legends reasonably acceptable to the Purchasers) and otherwise in form for good delivery. The certificates evidencing the Series A Warrants, Series B Warrants, Series C Warrants, Series D Warrants and Series E Warrants shall be in substantially the form of Exhibits A, B, C, D and E, as the case may be, with blanks appropriately completed, for the number of shares of Common Stock applicable to such Purchaser, duly executed by the Company, registered in such Purchaser's name (or the name of such nominee), free of all restrictive and other legends (other than the legend specified in Section 8.2 or other legends reasonably acceptable to the Purchasers) and otherwise in form for good delivery. The Company will bear all of its own expenses in connection with the preparation and issuance to the Purchasers of the certificates representing the Common Shares and the Warrants.

         1.2 Purchase Price.

                  (a) The aggregate purchase price of the Common Shares and Warrants to be issued and sold to the Purchasers on the Closing Date shall aggregate $4,000,000 (the "Purchase Price").

                  (b) The portion of the Purchase Price for the Common Shares and Warrants payable by each Purchaser shall be as set forth on Schedule 1 and shall be paid to the Company by wire transfer of immediately available funds to an account designated by the Company. Each Purchaser shall only be responsible for such portion of the Purchase Price attributable to the Common Stock and Warrants being purchased by such Purchaser.

                  (c) The Company and the Purchasers agree to allocate the Purchase Price between the Common Shares and Warrants as follows:

                           (i)  to the Common Shares, an amount equal to
$3,972,800, and

                           (ii) to the Warrants, an amount equal to $27,200 or
$.01 per each Warrant Share issuable under such Warrants.

                  (d) Each Purchaser and the Company shall prepare and file their respective Federal income tax returns in a manner which is consistent with the allocation of the Purchase Price to the Common Shares and the Warrants as provided in clause (c) above and consistent with the treatment on the Federal income tax return of each other party of matters related to such allocation.

         1.3 Closing. The closing of the issuance and sale of the Common Shares and Warrants to the Purchasers hereunder shall be held at the offices of Klehr, Harrison, Harvey, Branzburg & Ellers, 1401 Walnut Street, Philadelphia, Pennsylvania as soon as practicable following the satisfaction or waiver of all the closing conditions set forth in Section 4, but no later than November 10,1996. As used herein "Closing" shall mean the closing of the issuance and sale of the Common Shares and Warrants to the Purchasers hereunder and the "Closing Date" shall mean the date on which such Closing takes place.

         SECTION 2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         Other than as set forth on the Disclosure Letter (as hereinafter defined) attached hereto as Exhibit B, the Company represents and warrants to each Purchaser as follows (which representations shall be true and correct as of the date hereof and on the Closing Date as if made on each of such dates):

                  2.1 Organization and Good Standing. Each of the Company and each of its Subsidiaries (as defined herein) is a corporation duly organized, validly existing and in good standing under the laws of its incorporation and has all requisite power and authority, and all necessary licenses and permits, to own and lease its properties and assets and to conduct its business as now conducted. Each of the Company and each of its Subsidiaries is qualified to do business as a foreign corporation and is in good standing in all states where the conduct of its business or its ownership or leasing of property requires such qualification, except where the failure to so qualify may have a material adverse effect on the business, properties, assets, prospects, operations or condition (financial or otherwise) of the Company or any Subsidiary (a "Material Adverse Effect").

                  2.2 Authorization. The Company has all requisite power and authority to execute and deliver this Agreement and the other agreements and documents required to be executed and delivered by the Company to the Purchasers prior to or at the Closing and to carry out the transactions contemplated hereby and thereby. The execution, delivery and performance by the Company of this Agreement has been duly authorized by all requisite corporate action, and this Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

                  2.3 No Conflict with Law or Documents. The execution, delivery and performance of this Agreement by the Company will not violate any provision of law, any rule or regulation of any governmental authority, or any judgment, decree or order of any court binding on the Company or any of its Subsidiaries and will not conflict with or result in any breach of any of the terms, conditions or provisions of, or constitute a default under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties, assets or outstanding stock of the Company or any of its Subsidiaries under their respective certificates or articles of incorporation, by-laws or other organizational documents or any indenture, mortgage, lease, agreement or other instrument to which the Company or any of its Subsidiaries is a party or by which any of them or any of their properties are bound.

                  2.4 Capital Stock of Company. The authorized capital stock of the Company consists of: (i) 30,000,000 shares of Common Stock, $.01 par value per share, of which, prior to the issuance of any of the Common Shares and Warrants pursuant to the Agreement, (A) 13,089,148 shares have been duly and validly issued and are currently outstanding, fully paid and nonassessable, (B) 921,400 shares have been reserved for issuance upon the awarding of stock grants or the exercise of options granted and to be granted by the Company (the "Options" and "Option Shares") under the Company's 1987 Stock Option Plan, the Company's 1992 Stock Incentive Plan, the Company's 1992 Directors Stock Option Plan or the Company's 1993 Non-employee Stock Option Plan (collectively, the "Existing Stock Plans") and (c) 418,410 shares have been reserved of issuance upon the exercise or conversion of outstanding securities issued by the Company (the "Convertible Securities" and "Conversion Shares") and (ii) 10,000,000 shares of preferred stock, $.01 par value per share, none of which shares are presently issued and outstanding. The number of shares of Common Stock issuable as Option Shares or upon the exercise of Options under the Existing Stock Plans or as Conversion Shares is not subject to adjustment by reason of the issuance and sale of the Common Shares or Warrants hereunder, or the Warrant Shares upon exercise of the Warrants, and no other shares of Common Stock have been reserved by the Company for issuance. There are no preemptive or similar rights to purchase or otherwise acquire shares of capital stock of the Company pursuant to any provision of law or the Certificate of Incorporation or By-Laws of the Company or by agreement or otherwise. Except as set forth in this Section 2.4 and the disclosure letter from the Company to the Purchasers of even date herewith

(the "Disclosure Letter"), there are no outstanding subscriptions, warrants, options or other rights or commitments of any character to subscribe for or purchase from the Company, or obligating the Company to issue, any shares of capital stock of the Company or any securities convertible into or exchangeable for such shares.

                  2.5 The Common Shares, Warrants and Warrant Shares. The Common Shares, when issued and delivered against payment therefor in accordance with this Agreement, will be duly authorized, validly issued, fully paid and non-assessable, and free from all taxes, liens (imposed through the actions or failure to act of the Company) and charges with respect to the issue thereof. The Warrants, when issued and delivered against payment therefor in accordance with this Agreement, will be duly authorized and executed by the Company and will constitute valid and legally binding obligations of the Company, enforceable in accordance with their terms. The requisite number of shares of duly authorized and unissued Common Stock of the Company have been duly authorized and reserved for issuance upon the exercise of the Warrants, and no further corporate action is required for the valid issuance of the Warrant Shares upon the exercise of the Warrants. The Warrant Shares will, at the time of the Closing and thereafter, not be subject to preemptive or similar rights of any person, and when issued against payment therefor in accordance with the terms of the Warrants, will be duly and validly issued, fully paid and nonassessable, and free from all taxes, liens (imposed through the actions or failure to act of the Company) and charges with respect to the issue thereof.

                  2.6 Consents and Approvals. Except for filings under Federal and applicable state securities laws with respect to the Warrant Shares, no permit, consent, approval or authorization of, or declaration to or filing with, any federal, state, local or foreign governmental or regulatory authority or other person, not made or obtained, other than the notification of the National Association of Securities Dealers, Inc. (the "NASD") with respect to the listing of the Shares on The Nasdaq National Market System (the "NMS"), is required in connection with the execution or delivery of this Agreement by the Company, the offer, issuance, sale or delivery of the Common Shares, Warrants or Warrant Shares, or the carrying out by the Company of the other transactions contemplated hereby. Neither the issuance and sale by the Company of the Common Shares and Warrants as contemplated hereby nor the issuance of the Warrant Shares upon exercise of the Warrants shall require compliance with the notification or other requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (collectively, "the HSR Act"), or require any action by or in respect of, or filing with, any governmental body, agency or official, nor any consent or approval of shareholders as such or of any other individual or entity (except that if either Technology Leaders II L.P. ("TLLP") or Technology Leaders II C.V. ("TLCV", and together with TTLP, "Tech Leaders") exercises all or a portion of its Warrants and such exercise would result in TLLP or TLCV owning in the aggregate 15 percent (15%) or more of the Company's Common Stock, then prior compliance with the HSR Act would be required before the exercise of such Warrants).

                  2.7 Private Offering. Assuming the accuracy of the Purchasers' representations and warranties contained in Section 3 herein, the offer, issuance and delivery to the Purchasers pursuant to the terms of this Agreement of the Common Shares and Warrants and, assuming compliance by the Purchasers with the terms of this Agreement and applicable law, the Warrant Shares, are exempt from registration under the Securities Act of 1933, as amended (the "1933 Act"). Based on the representations of the Purchasers contained in Section 3, it is not necessary, under the circumstances contemplated by this Agreement, to register the Common Shares, Warrants or Warrant Shares under the 1933 Act or under any applicable state securities or blue sky laws.

                  2.8 Certificate of Incorporation and By-Laws. The copies of the Company's Certificate of Incorporation and By-Laws previously delivered to the Purchasers are true and correct and are copies of such documents as in full force and effect as of the date hereof.

                  2.9 Subsidiaries. The Disclosure Letter states the name of each of the Company's subsidiaries (each, a "Subsidiary" and collectively, the "Subsidiaries"). The Disclosure Letter also states each Subsidiary's jurisdiction of incorporation and the percentage of its voting stock owned by the Company and each other Subsidiary. Other than the Subsidiaries, the Company has no corporate or joint venture affiliates. The Company and each Subsidiary has good and marketable title to all of the shares it purports to own of the stock of each Subsidiary, free and clear in each case of any mortgage, lien, security interest, charge or encumbrance. All such shares have been duly issued and are fully paid and nonassessable. There are no outstanding warrants, options or other rights or commitments of any character to subscribe for or purchase from the Company or a Subsidiary, or obligating such Subsidiary to issue, any shares of capital stock of such Subsidiary or any securities convertible into or exchangeable for such shares.

                  2.10 SEC Filings. The Company has delivered to the Purchasers prior to the date hereof true and correct copies of (i) its Annual Report on Form 10-K for the fiscal year ended January 31, 1996 as amended by Form 10-K/A dated April 29, 1996, (ii) its Quarterly Report on Form 10-Q for the quarter ended July 31, 1996 and (iii) its Current Reports on Form 8-K and any other reports and documents filed with the Securities and Exchange Commission since January 31, 1996. All documents described in this Section are hereinafter referred to as the "SEC Reports."

                  2.11 Litigation. The Disclosure Letter lists all material pending or, to the Company's knowledge, threatened litigation involving the Company and/or its Subsidiaries. For purposes of this Section 2.11, any one litigation will not be deemed "material" and need not be disclosed unless the amount at issue is greater than $50,000, provided, however, that if the amount at issue with respect to all immaterial litigation is, in the aggregate, greater than $300,000, then all such litigation must be disclosed. By separate letter the Company has provided the Purchasers with a summary of the current status of each litigation set forth on the Disclosure Letter which summary is true and correct. Except as so disclosed, there is no pending or, to the knowledge of the Company, threatened suit, action or litigation, or administrative, arbitration or other proceeding or governmental inquiry or investigation questioning the validity of this Agreement or the transactions contemplated hereby, or which may have a Material Adverse Effect, nor is there, to the knowledge of the Company, any basis for any such suit, action, litigation, proceeding, inquiry or investigation.

                  2.12 Compliance with Laws. The Company and each Subsidiary is in compliance with all laws, ordinances, rules and regulations of governmental authorities applicable to or affecting it, its properties or its business except where non-compliance would not have a Material Adverse Effect, and neither the Company nor any Subsidiary has received notice of any claimed default with respect to such laws, ordinances, rules and regulations.

                  2.13     Financial Statements.

                           (a) (i) The audited consolidated balance sheets and
related audited statements of consolidated income, cash flow and stockholders' equity of the Company and its Subsidiaries as at and for each of the three fiscal years of the Company in the three fiscal year period ended January 31, 1996, and (ii) the unaudited consolidated balance sheet and related unaudited consolidated statements of income, cash flow and stockholders' equity of the Company and its Subsidiaries, as at and for the six months ended July 31, 1996, together with the notes thereto, copies of all of which have heretofore been furnished to the Purchasers, in each case, present fairly in all material respects the consolidated financial position of the Company and its Subsidiaries at such dates and the consolidated results of their operations and their consolidated cash flows for the periods then ended, in conformity with generally accepted accounting principles, consistently applied ("GAAP").

                           (b) Since July 31, 1996 ("the Balance Sheet Date")
there has been no material adverse change in the business, properties, assets, operations or condition (financial or otherwise) of the Company and its Subsidiaries taken as a whole.

                           (c) The consolidated balance sheet of the Company and
its Subsidiaries at the Balance Sheet Date (the "Balance Sheet") reflects all liabilities and obligations of the Company and of each Subsidiary, whether accrued, contingent or otherwise as of the date thereof, that are of a nature required to be set forth as a liability on a consolidated balance sheet under GAAP.

                           (d) As of the date hereof and at the time of the
issuance and sale of the Common Shares and Warrants to the Purchasers hereunder, neither the Company nor any of its Subsidiaries will have any liabilities or obligations, whether absolute, accrued, contingent, or otherwise, other than (i) current liabilities reflected on the Balance Sheet not paid since the date of the Balance Sheet, (ii) current liabilities incurred after the Balance Sheet Date in the ordinary course of business and (iii) the other indebtedness of the Company or of its Subsidiaries described in the Disclosure Letter.

                  2.14 Assets. Neither the Company nor any Subsidiary owns any real property. The Company and each Subsidiary has good and marketable title to all of the real and personal properties and assets reflected on the Balance Sheet as being owned by the Company or such Subsidiary at the Balance Sheet Date, except for properties and assets sold or otherwise disposed of in the ordinary course of business since the Balance Sheet Date or that are not material to its business, subject to no liens, mortgages, security interests, pledges, encumbrances, or charges of any kind except: (1) liens for taxes or assessments or other government charges or levies if not yet due and payable or if due and payable if they are being contested in good faith by appropriate proceedings and for which appropriate reserves are maintained; (2) liens imposed by law, such as mechanic's, materialmen's, warehousemen's and carrier's liens, and other similar liens, securing obligations incurred in the ordinary course of business which are not past due for more than 30 days, or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established; (3) liens under workmen's compensation, unemployment insurance, social security or similar legislation; (4) liens, deposits or pledges to secure the performance of bids, tenders, contracts (other than contracts for the payment of money), leases, public or statutory obligations, surety, stay, appeal, indemnity, performance or other similar bonds, or other similar obligations arising in the ordinary course of business; and (5) the liens securing other indebtedness of the Company or its Subsidiaries described in the Disclosure Letter, or liens which do not and could not individually or in the aggregate, have a material adverse effect on the business, properties or assets of the Company and its Subsidiaries taken as a whole, provided that any such one lien does not secure an individual obligation of the Company and its Subsidiaries in excess of $25,000, and all such liens in the aggregate do not secure obligations of the Company and its Subsidiaries in the aggregate in excess of $100,000 ("Permitted Liens").

                  2.15 Dividends and Other Distributions. Since the Balance Sheet Date, neither the Company nor any Subsidiary has declared, set aside, or made any payment of a dividend or made any other distribution in respect of the Company's capital stock, repurchased or redeemed any of the Company's capital stock, or except as disclosed in the SEC Reports, made any other payments to any holder of 5% or more of the Company's outstanding Common Stock other than salary paid to such stockholder for bona fide services to the Company or a Subsidiary as an officer or employee and in accordance with the historical employment arrangement between the Company and such stockholder or reimbursement of reasonable expenses incurred in the ordinary course of business.

                  2.16 Tax Matters. The Company and each Subsidiary has timely filed (and, through and including the Closing Date, will timely file) with the appropriate governmental entities all Federal, state, local, foreign and other tax returns required to be filed on or before the Closing Date and has timely paid (and through and including the Closing Date, will timely pay) all taxes which have become due and payable. All such reports and returns (copies of which have been made available to the Purchasers) were (or, with respect to returns and reports not filed as of the date hereof, will be) materially accurate and complete when filed and reflect all taxes required to be paid by the Company and its Subsidiaries for the periods reported therein. The provision for taxes made on the Balance Sheet at the Balance Sheet Date was sufficient for the payment of all accrued and unpaid taxes of the Company and its Subsidiaries with respect to the periods then ended. No additional material assessments, deficiencies or penalties in respect of taxes have been made or claimed in writing against the Company or any Subsidiary which remain unpaid. Except as otherwise set forth in the Disclosure Letter, no tax returns or reports of the Company or any Subsidiary are or ever have been under audit. No issue has been raised by any governmental authority with respect to any tax returns of the Company or any Subsidiary which could result in the assertion of a tax deficiency for any taxable year. As of July 31, 1996, the Company's aggregate net operating loss carryovers and capital loss carryovers for federal income tax purposes was $30,080,106, which amount arose in the years reflected in the notes included in the Company's audited financial statements. The amount of such carryover is true and accurate, not subject to adjustment other than immaterial adjustments as a result of audits of the Company or in connection with the preparation of tax returns, and was properly reported to all applicable regulatory and taxing authorities. There currently are no limitations on the utilization of the net operating losses or capital losses under any section of the Code, including Section 382, or of the Treasury regulations. There will not be any limitation on the utilization of the net operating losses or capital losses solely by reason of transactions contemplated by this Agreement. Neither the Company nor any Subsidiary is a party to, bound by, or obligated under any tax sharing, indemnification or similar agreement or arrangement.

                  2.17 Agreements Affecting the Company's Capital Stock. Except as disclosed in the Disclosure Letter, there are no agreements, written or oral, between the Company and any holder of its capital stock or, to the knowledge of the Company, among any holders of its capital stock, relating to the acquisition, disposition or voting of the capital stock of the Company. Except as disclosed in the Disclosure Letter and except for the Registration Rights Agreement by and among the Company and the signatories thereto dated as of the date hereof (the "Registration Rights Agreement") there are no agreements, either written or oral, which obligate the Company or any of its Subsidiaries to effect the registration of any of its securities under the 1933 Act.

                  2.18 Patents, Trademarks, Proprietary Rights.

                           (a) Except as disclosed in the Disclosure Letter, the
Company and its Subsidiaries have ownership of, or license to use, all patents, copyrights, trademarks, servicemarks, tradenames, permits, trade secrets, customer lists, manufacturing or other processes, computer programs, software designs and related materials and other intellectual property that are used or to be used in the business of the Company or any of its Subsidiaries and that are material to the conduct of the Company's or a Subsidiary's business (collectively, the "Intellectual Property Rights"). The Intellectual Property Rights are sufficient to enable the Company and each Subsidiary to carry on its business as currently conducted in all material respects and the Company's and each Subsidiary's use and enjoyment of the Intellectual Property Rights does not violate any license or conflict with or infringe the intellectual property rights of others in a manner which would materially and adversely affect the business, assets, properties, prospects, operations or condition (financial or otherwise) of the Company or such Subsidiary and no proceedings have been instituted or are pending (or to the knowledge of the Company, threatened) which allege any violation, conflict or infringement of the intellectual property rights of others. Other than as described in the Disclosure Letter, there are no outstanding options, licenses or agreements of any kind to which the Company or any Subsidiary thereof is a party or by which it may be bound relating to or affecting any Intellectual Property, whether owned by the Company or a Subsidiary thereof or another person (which term "person" as used herein includes both individuals and entities of every kind and description).

                           (b) Neither the Company nor any Subsidiary is aware
that any of its employees is obligated under any contract or contracts (including licenses, agreements, covenants and other commitments of any nature), or is subject to any order, writ, judgment, injunction, decree, determination or award of any court, administrative agency or other tribunal, that restricts the employee's activities on behalf of the Company or such Subsidiary as presently conducted or interfere with the use of such employee's best efforts to promote the interests of the Company or such Subsidiary.

                           (c) The Disclosure Letter sets forth each agreement
pursuant to which the Company or any of its Subsidiaries has obtained a license to utilize Intellectual Property Rights (including, the use of any name or likeness) in connection with products offered for resale by the Company or any of its Subsidiaries and which requires or is reasonably expected to result in payments by the Company in excess of $20,000 in any fiscal year. True and correct copies of each such agreement (as in force as of the date hereof) has been provided to the Purchasers and each of such agreements is in full force and effect. The Company is not aware of any existing material default or event of default (or event which with notice or lapse of time, or both, would constitute a material default or an event of default) by any party under any of such agreements.

                           (d) The Disclosure Letter sets forth all patents,
patent applications, trademarks, trademark applications and registrations and registered copyrights which are owned by or licensed to the Company or any of its Subsidiaries or used or to be used by the Company or any of its Subsidiaries in their business as presently conducted, and which are material to the Company or a Subsidiary. All of such patents, patent applications, trademark registrations, trademark applications and registered copyrights have been duly registered in, filed in or issued by the United States Patent and Trademark Office, the United States Register of Copyrights, or the corresponding offices of other jurisdictions as identified on the Disclosure Letter, and have been properly maintained and renewed in accordance with all applicable provisions of law and administrative regulations in the United States and each such jurisdiction.

                           (e) The Disclosure Letter sets forth all material
licenses and other agreements under which the Company or any of its Subsidiaries has granted rights to others in Intellectual Property Rights owned or licensed by the Company or any of its Subsidiaries. Except as described in the Disclosure Letter, all of said licenses or other agreements are in full force and effect, and there is no material default or event of default (or event which with notice or lapse of time, or both, would certificate a material default or an event of default) by any party thereto.

                           (f) The Company and its Subsidiaries have taken all
steps required in accordance with sound business practice and business judgment to establish and preserve their ownership of all material Intellectual Property Rights. To the Company's knowledge, neither the Company nor its Subsidiaries made any such information available to any person or entity other than employees of the Company or any of its Subsidiaries except pursuant to written agreements requiring the recipients to maintain the confidentiality of such information and appropriately restricting the use thereof. To the knowledge to the Company, there are no infringements by others of any of its or any Subsidiary's Intellectual Property Rights.

                  2.19 Insurance. Except as described in the Disclosure Letter, all the insurable properties of the Company and the Subsidiaries are insured for the benefit of the Company and the Subsidiaries against all risks usually insured against by persons operating similar properties in the locality where such properties are located under valid and enforceable policies issued by insurance companies of recognized responsibility in reasonably sufficient amounts.

                  2.20 Employee Benefit Plans.

                           (a) The Disclosure Letter contains a complete and
correct list of all Employee Benefit Plans and Employee Pension Benefit Plans currently maintained for the benefit of any current or former employees of the Company or any Subsidiary by the Company or any ERISA Affiliate or to which the Company or any ERISA Affiliate currently contributes or is currently obligated to make payments with respect to any current or former employees of the Company or any Subsidiary.

                           (b) With respect to each Employee Benefit Plan listed
on the Disclosure Letter: (i) each Employee Benefit Plan has been administered in accordance with its terms, and is in compliance in all material respects with the applicable provisions of ERISA, the Code and all other federal, foreign, state and other applicable laws, rules and regulations, as they relate to such plan (including, without limitation, funding, filing, terminating, reporting and disclosure and COBRA continuation coverage obligations); (ii) the Company has made or provided for in a timely fashion all contributions to all Employee Benefit Plans as required under the terms of such Plans through and including the period ending on the Closing Date; (iii) no Employee Pension Benefit Plan has incurred or has been the subject of a "reportable event" (as defined in Section 4043 of ERISA) that is required to be reported to the PBGC, and neither the Company nor any ERISA Affiliate has any liability to the PBGC with respect to or arising from the maintenance of any such plan, and there have been no "prohibited transactions" (as described in Section 4975 of the Code or in Part 4 of Subtitle B of Title I of ERISA) with respect to any Employee Benefit Plan;
(iv) there are and during the past three years there have been no inquiries, proceedings, claims or suits pending or, to the Company's knowledge, threatened by any governmental agency or authority or by any participant or beneficiary against any of the Employee Benefit Plans, the assets of any of the trusts under such Plans or the Plan sponsor or the Plan administrator, or against any fiduciary of any of such Employee Benefit Plans with respect to the design or operation of the Employee Benefit Plans; (v) each Employee Pension Benefit Plan which is intended to be "qualified" within the meaning of Section 401(a) of the Code is, and has from its inception been so qualified, and any trust created pursuant to any such Employee Pension Benefit Plan is exempt from federal income tax under Section 501(a) of the Code and the IRS has issued each such Plan a favorable determination letter which is currently applicable; (vi) neither the Company nor any ERISA Affiliate is aware of any circumstance or event which could jeopardize the tax-qualified status of any such Employee Pension Benefit Plan or the tax-exempt status of any related trust, or would cause the imposition of any liability, penalty or tax under ERISA or the Code with respect to any Employee Benefit Plan; and (vii) no event has occurred which would permit the PBGC to impose a lien against any of the assets of the Company or any ERISA Affiliate under Title IV of ERISA.

                           (c) Neither the Company nor any ERISA Affiliate
maintains a Multiemployer Plan or an Employee Pension Benefit Plan which is a defined benefit plan as defined in Section 3(35) of ERISA, and neither the Company nor any ERISA Affiliate currently has any liability to make any withdrawal liability payment to any Multiemployer Plan. Neither the Company nor any ERISA Affiliate is delinquent in making any contributions required to be paid to any Multiemployer Plan. There is no pending dispute between the Company or any ERISA Affiliate and any Multiemployer Plan concerning payment of contributions or payment of withdrawal liability payments.

                           (d) With respect to each Employee Benefit Plan
maintained by the Company or any ERISA Affiliate: (i) no unsatisfied liabilities to participants, the IRS, the DOL, the PBGC or to any other person or entity have been incurred as a result of the termination of any Employee Benefit Plan;
(ii) no Employee Pension Benefit Plan, which is subject to the minimum funding requirements of Part 3 of Subtitle B of Title I of ERISA or subject to Section 412 of the Code, has incurred any "accumulated funding deficiency" within the meaning of Section 302 of ERISA or Section 412 of the Code and there has been no waived funding deficiency within the meaning of Section 303 of ERISA or Section 412 of the Code; (iii) there has been no event with respect to an Employee Pension Benefit Plan which would require disclosure under Sections 4062(c), 4063(a) or 4041(e) of ERISA.

                           (e) All reports and information required to be filed
with the DOL, IRS and PBGC and with plan participants and their beneficiaries with respect to each Employee Benefit Plan required to be listed on the Disclosure Letter have been filed timely and have been complete and accurate in all respects, and all annual reports (Form 5500 series) of such Plans were certified without qualification by each Plan's accountants and actuaries.

                           (f) All Employee Benefit Plans listed on the
Disclosure Letter may, without liability, be amended, terminated or otherwise discontinued except as specifically prohibited by federal law.

                           (g) Any bonding required under ERISA with respect to
any Employee Benefit Plan listed on the Disclosure Letter has been obtained and is in full force and effect and no funds held by or under the control of the Company are or could be deemed plan assets.

                           (h) Except as set forth in the Disclosure Letter,
neither the Company nor any ERISA Affiliate maintains any plan, fund or program that provides post retirement medical benefits, post retirement death benefits or other post retirement welfare benefits.

                           (i) The consummation of the transactions contemplated
by this Agreement will not (i) entitle any employee of the Company to severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such employee, or (iii) result in any liability of the Company under Title IV of ERISA or otherwise.

                           (j) Each Employee Benefit Plan that provides medical
benefits has been operated in compliance with all requirements of Sections 601 through 608 of ERISA and either (i) Section 162(i)(2) and (k) of the Code and regulations thereunder (prior to 1989); or (ii)Section 4980B of the Code and regulations thereunder (after 1988), relating to the continuation of coverage under certain circumstances in which coverage would otherwise cease.

                           (k) With respect to each Employee Benefit Plan which
is subject to Title IV of ERISA, the present value of accrued benefits under each such plan, based upon both (i) the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such plan's actuary with respect to such plan, and (ii) the actuarial assumptions specified in
Section 412 of the Code, did not, as of its latest valuation date, exceed the then current value of the assets of such plans allocable to such accrued benefits determine as of the latest valuation date.

                           (l) For purposes hereof:

                                    (i) "COBRA" shall refer to Title V of the
Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

                                    (ii) "Code" shall refer to the Internal
Revenue Code of 1986, as amended.


                                    (iii) "DOL" shall refer to the United States
Department of Labor.

                                    (iv) "Employee Benefit Plan" shall have the
meaning ascribed to such term by Section 3(3) of ERISA.

                                    (v) "Employee Pension Benefit Plan" shall
have the meaning ascribed to such term by Section 3(2) of ERISA.

                                    (vi) "ERISA" shall refer to the Employee
Retirement Income Security Act of 1974, as amended.

                                    (vii) "ERISA Affiliate" shall refer to any
trade or business, whether or not incorporated, under common control with the Company within the meaning of Section 414(b), (c), (m) or (o) of the Code.

                                    (viii) "IRS" shall refer to the Internal
Revenue Service.

                                    (ix) "Multiemployer Plan" shall have the
meaning ascribed to such term by Section 4001(a)(3) of ERISA.

                                    (x) "PBGC" shall refer to the Pension
Benefit Guaranty Corporation.

                  2.21 Contracts and Agreements.

                           (a) The Company has filed as exhibits to its annual
report on Form 10-K, as amended, for the fiscal year ended January 31, 1996 and its quarterly reports on Form 10-Q for the quarters ended April 30, 1996 and July 31, 1996, all of the contracts and agreements required to be so filed by the rules and regulations of the Securities and Exchange Commission (the "SEC"). True and correct copies of all such agreements requested by the Purchasers have been provided to the Purchasers prior to the date hereof. Other than (i) the contracts and agreements filed as exhibits to its annual report on Form 10-K, as amended, for the fiscal year ended January 31, 1996 and its quarterly reports on Form 10-Q for the quarter ended July 31, 1996 and (ii) as described in the SEC Reports or the Disclosure Letter, neither the Company nor any Subsidiary is a party to any contract or agreement which is material to the business, properties, assets, prospects, operations or condition (financial or otherwise) of the Company and its Subsidiaries taken as a whole.

                           (b) Except as disclosed in the Disclosure Letter,
neither the Company nor any Subsidiary is (i) in default under any agreement, contract or instrument to which it is a party or by which it is bound, which default may have a Material Adverse Effect, (ii) in violation of its Certificate of Incorporation or By-Laws (or other organizational documents), each as amended to date, or (iii) in default with respect to any order, writ, injunction or decree of any court or governmental agency binding on it, and no event has occurred which with notice or lapse of time, or both, would create any default or violation described in clauses (i) through (iii).

                  2.22 Absence of Certain Developments. Except as described in the Disclosure Letter, since the Balance Sheet Date, neither the Company nor any Subsidiary has (i) incurred or become subject to any material liabilities (absolute or contingent) except current liabilities incurred, and liabilities under contracts entered into, in the ordinary course of business; (ii) mortgaged, pledged or subjected to lien, charge or any other encumbrance any of its assets, tangible or intangible, except Permitted Liens; (iii) sold, assigned or transferred any of its tangible or intangible assets or rights or canceled any debts or obligations except in the ordinary course of business; (iv) suffered any material losses of assets (whether tangible or intangible) or rights (including without limitation, license rights), or waived any rights of substantial value (whether or not in the ordinary course of business); (v) made any changes in officer compensation except for annual increases consistent with past practices; (vi) entered into any material transaction other than in the ordinary course of business, except for the transactions contemplated by this Agreement; (vii) made any material change in any of its material contracts, its Certificate or Articles of Incorporation or Bylaws (or other organizational documents), or in any arrangements or agreements of any nature relating to its officers and directors; (viii) granted any stock options or other rights to acquire its capital stock or modified any outstanding stock options, grants, awards or other rights to acquire its capital stock; (ix) become aware of any change in the regulatory climate applicable to its business, including any proposed legislation or regulations which could have a Material Adverse Effect or (x) otherwise experienced any material change in its assets, financial condition or results of operation.

                  2.23 Contracts with Insiders. Except as set forth in the SEC Reports or the Disclosure Letter, no officer or director of the Company, or, to the Company's knowledge, holder of more than 5% of the Company's outstanding Common Stock, is a party to any contract, agreement, or arrangement providing for (a) the Company's or a Subsidiary's employment of, (b) the furnishing of services to the Company or a Subsidiary by, (c) the rental of real or personal property by the Company or a Subsidiary from, or (d) the payment by the Company or a Subsidiary to, any such person, or, to the Company's knowledge, any member of such person's family, or any corporation, partnership or other entity in which such person, or, to the Company's knowledge, any member of his family, has an interest or of which such person, or, to the Company's knowledge, any member of his family, is an officer, director, trustee, or beneficiary.

                  2.24 Environmental Matters.

                  (i) With respect to the Company and each of its Subsidiaries:

                           (a) Each of the Company and its Subsidiaries, and all
operations, processes and other activities on any real properties owned, used, lease, operated or occupied by them (collectively, the "Company Properties", and individually, a "Company Property") are, and have been, in compliance with all Environmental Laws (as defined below);

                           (b) There is no suit, claim, action, demand,
executive or administrative order, directive, investigation or proceeding pending or threatened, before any court, governmental agency or board or other forum against the Company or any of its Subsidiaries or with respect to any Company Property (x) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (y) relating to the release into the environment of any Hazardous Material (as defined below) or oil, whether or not occurring at or on a Company Property;

                           (c) There is no suit, claim, action, demand,
executive or administrative order, directive, investigation or proceeding pending or threatened, before any court, governmental agency or board or other forum relating to or against any Company Property (or the Company or any of its subsidiaries in respect of such Company Property) (x) relating to alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (y) relating to the release into the environment of any Hazardous Material or oil whether or not occurring at or on Company Property;

                           (d) There is no factual basis for any suit, claim,
action, demand, executive or administrative order, directive or proceeding of a type described in Section 2.24 (i)(b) or (c);

                           (e) The Company Properties and any properties
formerly owned, used, lease, operated or occupied by the Company or any of its Subsidiaries (including, without limitation, soil, groundwater or surface water on or under the properties, and buildings thereon) do not contain any Hazardous Material (as defined below) other than as permitted or acceptable under applicable Environmental Law or for which the Company or its subsidiaries would be liable under applicable Environmental Law (provided, however, that with respect to properties formerly owned, used, leased, operated or occupied by the Company or any of its Subsidiaries, such representation is limited to the period the Company or any such Subsidiary owned, used, lease, operated or occupied such properties);

                           (f) None of the Company or any of its Subsidiaries
has received any notice, demand letter, executive or administrative order, directive or request for information from any Federal, state, local or foreign governmental entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law;

                           (g) There are no underground storage tanks on, in or
under any Company Properties and no underground storage tanks have been closed or removed from any of the Company

Properties which are, or during any period of time when they have been, in the ownership of the Company or any of its Subsidiaries; and

                           (h) During the period of (1) the Company's or any of
its Subsidiaries' ownership, use, leasing, operation or occupation of any of the Company Properties, or (m) the Company's or any of its Subsidiaries' participation in the management of any Company Properties, there has been no release of Hazardous Material or oil in, on, under or affecting such properties which would subject the Company or its Subsidiaries to liability under any Environmental Law.

                  (ii) The following definitions apply for purposes of this
Section 2.24: (x) "Environmental Law" means any federal, state or local law, statute, ordinance, rule regulation, code, license, permit, authorization, approval, consent, legal doctrine, order, directive, executive or administrative order, judgment, decree, injunction, requirement or agreement with any governmental entity, (A) relating to the protection, preservation or restoration of the environment (which includes, without limitation, air, water vapor, surface water, groundwater, drinking water supply, structures, soil, surface land, subsurface land, plant and animal life or any other natural resource), or to human health or safety, or (B) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of, Hazardous Materials, in each case as amended and as now or hereafter in effect, including all current Environmental Laws and all future Environmental Laws and subsequent interpretations thereof; and (y) "Hazardous Material" means any substance which is or could be detrimental to human health or safety or to the environment, currently or hereafter listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any substance containing any such substance as a component. Hazardous Material includes, without limitation, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance, oil or petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos, asbestos-containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl.

                  2.25 Certain Agreements. The Disclosure Letter lists all employment and severance agreements (the "Employment and Severance Agreements") that the Company and each Subsidiary has entered into with its officers and employees. Except as disclosed in the Disclosure Letter, the issuance and sale of the Common Shares and Warrants to the Purchasers hereunder, the issuance of the Warrant Shares upon the exercise of the Warrants, and the completion of the other transactions provided for herein will not result in (i) a "change of control" of the Company, as that term is used in any of the Employment and Severance Agreements or give any employee the right thereunder to terminate his employment or receive severance or other payments from the Company or any Subsidiary, or (ii) the acceleration of vesting of any outstanding Option or Option Share issued by the Company to any employee under the Existing Stock Plans.

                  2.26 Accounts Receivable. All accounts and notes receivable of the Company and its Subsidiaries represent valid obligations from sales made or services rendered in the ordinary course of business, and are collectible in full in the ordinary course of business, without any set-off or discount, except to the extent of the amount of the reserve for possible losses set forth on the Disclosure Letter, which reserve amount may be adjusted from time to time in accordance with normal business practices of the Company or such Subsidiary. The Disclosure Letter includes a correct and complete accounts and notes receivable aging of the Company and its Subsidiaries as of a recent date including the reserves for possible losses as of such date.

                  2.27 Inventory. The Disclosure Letter sets forth, as of October 31, 1996, the location and fair market value of all inventory of the Company. Except as described in the Disclosure Letter, all inventory of the Company and its Subsidiaries is valued on the Company's consolidated books and records at the lower of cost, determined by the "first in, first out" method of accounting, or the fair market value thereof. All such inventory consisting of finished goods is, to the Company's knowledge, of merchantable quality, and is saleable in the ordinary course of business consistent with past practice.

                  2.28 Books and Records. The books and records of the Company and its Subsidiaries accurately and fairly reflect their respective income, expenses, assets and liabilities, and the Company and its Subsidiaries maintain internal accounting controls which provide reasonable assurance that: (i) transactions are executed in accordance with management's authorization; (ii) transactions are recorded as necessary to permit preparation of reliable financial statements and to maintain accountability for earnings and assets;
(iii) access to assets is permitted only in accordance with management's authorization; (iv) the recorded accountability of all assets is compared with existing assets at reasonable intervals; and (iv) all intercompany transactions, charges and expenses among or between the Company, any Subsidiary, or any other affiliate of the Company are accurately reflected in all financial statements.

                  2.29 Certain Payments. Neither the Company nor any of its Subsidiaries, nor any director, officer, agent or employee of any such person, or any other person associated with or acting for or on behalf of the Company or any of its Subsidiaries has directly or indirectly (a) made any unlawful contributions, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any person, private or public, regardless of form, whether in money, property or services, (i) to obtain favorable treatment in securing business, (ii) to pay for favorable treatment for business secured, or (iii) to obtain special concessions or special concessions already obtained, for or in respect of the Company or any of its Subsidiaries, or (b) established or maintained any fund or asset that has not been recorded in the books and records of the Company and its Subsidiaries, or (c) taken any other action in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended.

                  2.30 U.S. Real Property Holding Company. The Company is not now and has never been a "United States real property holding corporation," as defined in Section 897(c)(2) of the Code and Section 1.897-2(b) of the Regulations promulgated by the Internal Revenue Service, and the Company has filed with the Internal Revenue Service all statements, if any, with its United States income tax returns which are required under Section 1.897-2(h) of such Regulations.

                  2.31 Minute Books. The minute books of the Company and its Subsidiaries heretofore made available for inspection by the Purchasers contain complete summaries of all meetings of directors and shareholders since the incorporation of the Company or such Subsidiary, as applicable, and reflect accurately in all material respects all transactions referred to in such minutes or records. No corporate action has been taken on the part of the board of directors or the executive committee of the Company or any Subsidiary thereof, nor has any action been taken on the part of the stockholders of the Company as such, which is not recorded in such minute books, except for actions which will not have a Material Adverse Effect.

                  2.32 Labor Agreements and Actions. Neither the Company nor any Subsidiary thereof is bound by or subject to, any written or oral, express or implied, contract, commitment or arrangement with any labor union, and no labor union has requested or, to the knowledge of the Company, has sought to represent any of the employees, representatives or agents of the Company or any such Subsidiary thereof. There is no strike or other labor dispute involving the Company or any Subsidiary thereof pending, or to the knowledge of the Company threatened, which could have a material adverse effect on the business, assets, properties, prospects, operations or condition (financial or otherwise) of the Company or any of its Subsidiaries nor is the Company aware of any labor organization activity involving any of the employees of the Company or any Subsidiary thereof. The Company is not aware that any officer or key employee, or that any group of key employees, intends to terminate his, her or their employment with the Company or any Subsidiary thereof, nor does the Company or any such Subsidiary have a present intention to terminate the employment of any of the foregoing. Except as set forth in the Disclosure Letter, the employment of each employee of the Company or a Subsidiary thereof is terminable at the will of the applicable employer without further liability of such employer to such employee except for the payment of such employee's normal salary accrued but not paid through the date of such termination and amounts due pursuant to change of control or severance provisions as set forth on the Disclosure Letter.

                  2.33 Entire Business; Etc. Except as set forth in the Disclosure Letter, all of the assets (including the Company's and its Subsidiaries' interests under franchises, licenses, Intellectual Property, leases and permits) necessary for the conduct of the business of the Company and its Subsidiaries as presently conducted are held exclusively by the Company or a Subsidiary thereof.

                  2.34 Conditions Affecting Company and Subsidiaries. Except as disclosed in an SEC Report, there is no fact, development or threatened development with respect to the markets, products, services, clients, customers, facilities, computer software, databases, personnel, vendors, suppliers, licensors, operations, assets or prospects of the business of the Company or any of its Subsidiaries which are known to the Company which is reasonably likely to materially adversely affect the business, operation or prospects of the Company and its Subsidiaries considered as a whole, other than such conditions as may affect as a whole the economy generally.

                  2.35 Projections. The Company has previously provided the Purchasers with a true, correct and complete copy of its Consolidated Income Statement Forcast Quaterly Summary (the "Projections"). The Projections were prepared in good faith by the senior management of the Company as of October 25, 1996. The Company believes there is a reasonable basis (in the aggregate and not necessarily as to specific sources of revenues, expenses and profits) for such Projections. With respect to the foregoing, it shall be understood that the Projections are based on certain assumptions which may or may not be proved accurate over time and the results projected are subject to all of the uncertainties associated with Projections. Because of the number and range of variables and assumptions involved in a forecast of this nature, actual results may vary from the results shown therein.

                  2.36 Information. The SEC Reports are correct and complete and comply as to form with the requirements of the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder. Neither this Agreement nor any document delivered to the Purchasers pursuant hereto, including the SEC Reports, contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. There is no fact known to the Company which could have a Material Adverse Effect which has not been set forth in this Agreement, the Disclosure Letter or the other documents furnished to the Purchasers on or prior to the date hereof in connection with the transactions contemplated hereby.

                  2.37 Cash Flow. Based upon the net proceeds to be received by the Company upon the closing of the transactions contemplated hereby and the Company's good faith best estimate of its expected cash flow from operations and expected cash expenditures, the Company will have sufficient funds to satisfy its requirements through June 30, 1997 and to cause all of its accounts payable to be current as of such date (i.e., less than 60 days outstanding).

         SECTION 3. PURCHASERS' REPRESENTATIONS AND WARRANTIES

                  Each Purchaser understands that the offer and sale of the Common Shares and Warrants pursuant to this Agreement will not be registered under the 1933 Act on the grounds that such offers and sales are exempt pursuant to Section 4(2) of the 1933 Act and/or Regulation D promulgated under Section 4(2) of the 1933 Act, and that the reliance of the Company on such exemptions is predicated in part on such Purchaser's representations, warranties, covenants and acknowledgments set forth in this Section 3. The representations of each Purchaser under this Section 3 are made exclusively by and with respect to such Purchaser and no Purchaser shall be liable or responsible for the breach of any representation or warranty made by any other Purchaser.

                  3.1 Pre-Existing Entity. Each Purchaser severally (and not jointly) represents and warrants to the Company that such Purchaser was not organized for the specific purpose of purchasing the Common Shares and Warrants purchased by it hereunder.

                  3.2 Principal Place of Business. Each Purchaser severally (and not jointly) represents and warrants to the Company that the address of its principal place of business is as set forth on Schedule 1 hereto.

                  3.3 Purchase Without View to Distribute. Each Purchaser severally (and not jointly) represents and warrants to the Company that the Common Shares and Warrants to be purchased by it are being, and any Warrant Shares acquired upon exercise of such Warrants will be, acquired by such Purchaser for its own account (with its own funds and not for the account or benefit of or with funds obtained from any officer, director or affiliate of the Company or any of its Subsidiaries), not as a nominee or agent, and not with a view to resale or distribution within the meaning of the 1933 Act, and the rules and regulations thereunder, and such Purchaser will not distribute the Common Shares, Warrants or Warrant Shares in violation of the 1933 Act.

                  3.4 Restrictions on Transfer. Each Purchaser severally (and not jointly) (i) acknowledges that the Common Shares, Warrants and Warrant Shares are not registered under the 1933 Act and that the Common Shares, Warrants and Warrant Shares (if any) to be acquired by it must be held indefinitely by it unless they are subsequently registered under the 1933 Act or an exemption from registration is available, (ii) is aware that any routine sales under Rule 144 of the Securities and Exchange Commission under the 1933 Act of Common Shares, Warrants, and Warrant Shares may be made only in limited amounts and in accordance with the terms and conditions of that Rule and that in such cases where the Rule is not applicable, compliance with some other registration exemption will be required, (iii) is aware that Rule 144 is not presently available for use by such Purchaser for resale of any such Common Shares, Warrants and Warrant Shares and (iv) is aware that, except as provided for in the Registration Rights Agreement, the Company is not obligated to register under the 1933 Act any sale, transfer or other disposition of the Common Shares, Warrants or Warrant Shares.

                  3.5 Access to Information. Each Purchaser confirms that the Company has made available to it the opportunity to ask questions of and receive answers from the Company's officers and directors concerning the terms and conditions of the offering and the business and financial condition of the Company, and to acquire, and such Purchaser has received to its satisfaction, such additional information, in addition to that set forth herein, about the business and financial condition of the Company and the terms and conditions of the offering as it has requested. Neither such inquiries nor any other due diligence investigation conducted by any Purchaser or any of its advisors or representatives shall modify, amend or affect any Purchaser's right to rely on the Company's representations and warranties contained in Section 2 hereof. Each of the Purchasers acknowledges that each of TLLP, TLCV and their respective affiliates has acted for its own account with respect to the transactions contemplated hereby, that no information provided by the Company to the Purchasers has been subject to independent verification by Tech Leaders and Tech Leaders makes no representations or warranty with respect to the accuracy or completeness of any such information.

                  3.6 Additional Representations of the Purchaser. Each Purchaser severally (and not jointly) represents that (i) it is an "accredited investor" as such term is defined in Rule 501 promulgated under the 1933 Act,
(ii) its financial situation is such that it can afford to bear the economic risk of holding the Common Shares, Warrants and Warrant Shares for an indefinite period of time and suffer complete loss of its investment in the Common Shares, Warrants and Warrant Shares, (iii) its knowledge and experience in financial and business matters are such that it is capable of evaluating the merits and risks of its purchase of the Common Shares, Warrants and Warrant Shares as contemplated by this Agreement and (iv) the purchase of the Common Shares, Warrants and Warrant Shares by it has been duly and properly authorized and this Agreement has been duly executed by it or on its behalf.


         SECTION 4. CONDITIONS PRECEDENT TO PURCHASERS' OBLIGATIONS

                  The Purchasers' obligation to purchase and make payment for the Common Stock and Warrants subscribed for hereunder on the Closing Date is subject, at their option, to the satisfaction of each of the following conditions:

                  4.1 Representations and Warranties. On the Closing Date, the representations and warranties contained in Section 2 hereof shall be true and correct in all material respects with the same effect as though made on and as of the Closing Date, and the Company shall have so certified to the Purchasers in writing.

                  4.2 Performance. All the covenants, agreements and conditions contained in this Agreement to be performed or complied with by the Company on or prior to the Closing Date shall have been performed or complied with in all material respects, and the Company shall have so certified to the Purchasers in writing.

                  4.3 Approvals and Consents. The Company (and if applicable, the Purchasers) shall have duly obtained, received or effected (and all applicable waiting and termination periods, if any, including any extensions thereof, under any applicable law, statute, regulation or rule, including, without limitation, the applicable waiting period, if any, under the HSR Act, shall have expired or terminated) all authorizations, consents, approvals, licenses, franchises, permits and certificates by or of, and shall have made all filings and effected all notifications, registrations and qualifications with, all federal, state, local and foreign governmental and regulatory authorities to the extent required to be obtained, received, effected or filed by the Company for the issuance, sale and delivery of the Common Stock and Warrants being issued and sold on the Closing Date and the consummation of the transactions contemplated hereby.

                  4.4 Delivery of Common Stock Certificates and Warrants. The Purchaser shall have received duly executed stock certificates of the Company evidencing the ownership of the Common Stock being purchased by such Purchaser hereunder and warrant certificates duly executed by the Company with respect to the Warrants being purchased by such Purchaser hereunder.

                  4.5 Opinion of Counsel to the Company. On the Closing Date, the Purchasers shall have received an opinion from counsel for the Company dated the Closing Date, addressed to Purchasers covering such matters as may be specified by the Purchasers, including, without limitation, that no approval of the stockholders of the Company is required to authorize the transactions contemplated by this Agreement, and which opinion of counsel shall be in form and substance satisfactory to the Purchasers in their sole discretion.

                  4.6 Proceedings; Certified Copies. All proceedings to be taken in connection with the transactions contemplated by this Agreement and to be consummated on or prior to the Closing Date, and all documents incident thereto, shall be satisfactory in form and substance to the Purchasers. The Purchasers shall have received such certified copies or other copies of such documents as they may reasonably request.

                  4.7 Investigation. The results of the Purchasers' due diligence investigation of the Company shall be satisfactory to the Purchasers in all respects in their sole and absolute discretion.

                  4.8 No Proceeding or Litigation. No suit, action, or other proceeding seeking to restrain, prevent or change the transactions contemplated hereby or otherwise questioning the validity or legality of such transactions shall have been instituted and be pending.

                  4.9 No Material Adverse Change. There shall have been no Material Adverse Change to the Company and its Subsidiaries taken as a whole since the date of this Agreement.

                  4.10 Environmental Obligations. The Company will cause full compliance by it and its Subsidiaries with the New Jersey Industrial Sites Recovery Act, 13:1K-6 et seq. ("ISRA") prior to the Closing Date. The Company will provide to Purchaser at least five (5) days prior to Closing any and all documents evidencing such compliance. If the Company believes that ISRA does not apply to this transaction, it will provide a letter to that effect explaining the reasoning therefor at least five (5) days prior to the Closing Date, and the Company will be deemed thereby to have made a representation and warranty to Purchaser incorporated into this Agreement that ISRA does not apply to this transaction.

                  4.11 NNM. The Company shall have notified the NASD of the issuance of the Shares in accordance with the rules and regulations of the NNM.

                  4.12 Executive Officer Agreements. Ken Goldin shall have entered into an employment agreement with the Company in form and substance satisfactory to the Purchasers.

                  4.13 Cancellation of Options. The Company shall have delivered evidence satisfactory to the Purchasers that options exercisable to purchase at least 150,000 shares of Common Stock owned by Ken Goldin and outstanding at October 31, 1996 have been cancelled.

                  4.14 Waiver by Bookman. The Company shall have delivered to the Purchasers an unconditional, non-revocable acknowledgment by Barry Bookman, in form and substance satisfactory to the Purchasers, (a) that all references to beneficial ownership of the Company's Common Stock or voting securities contained in his employment agreement refer to the actual ownership of shares of Common Stock or voting securities of the Company, and when determining beneficial ownership thereunder, no consideration shall be given to any shares of Common Stock or voting securities issuable upon exercise, conversion or exchange of any other securities and (b) that Mr. Bookman shall not have any rights to payment or other remuneration as a result of the execution of this Agreement, the Registration Rights Agreement or the transactions contemplated hereby or thereby (including, without limitation, the issuance of the Common Shares and Warrants.

                  4.15 Waiver by Holders of Registration Rights. The Company shall have delivered to the Purchasers either (a) an unconditional, non-revocable waiver from holders of a majority of the Registrable Shares (as defined in the Registration Rights Agreement dated May 28, 1996 (the "May 28, 1996 Registration Rights Agreement") by and between the Company and Fidelity Convertible Securities Fund (the "Fidelity Fund")), in form and substance satisfactory to the Purchasers, waiving the applicability of Section 7 of the May 28, 1996 Registration Rights Agreement to the Common Shares and Warrants issuable hereunder and to the Warrant Shares and other securities issuable upon exercise of the Warrants or (b) evidence, satisfactory to the Purchasers, that the Fidelity Fund has disposed of all of the shares of Common Stock constituting Registrable Shares under the May 28, 1996 Registration Rights Agreement pursuant to an effective Registration Statement within the meaning of the May 28, 1996 Registration Rights Agreement.

                  4.16 Waiver by Congress Financial Corporation. The Company shall have delivered to the Purchasers an unconditional, non-revocable waiver from Congress Financial Corporation ("Congress"), in form and substance satisfactory to the Purchasers, waiving any ability of Congress to declare a default or event of default under that certain Loan and Security Agreement dated July 31, 1995 (as amended, the "Congress Loan Agreement") by and between the Company and Congress (as amended to date) as a result of the execution of this Agreement, the Registration Rights Agreement and the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Common Shares and Warrants and the issuance of the Warrant Shares or other securities upon exercise of the Warrants).

                  4.17 Lock-up Agreements. The Company shall have delivered an agreement, in form and substance satisfactory to Tech Leaders, restricting the ability of Ken Goldin, Carole Goldin and the Estate of Paul Goldin from selling shares of Common Stock.

                  4.18 Other Documents. The Company shall have delivered an executed copy of the Registration Rights Agreement and such other certificates and documents as the Purchasers shall have reasonably requested.


         SECTION 5. CONDITIONS PRECEDENT TO THE COMPANY'S OBLIGATIONS

                  The Company's obligation to sell the Common Shares and Warrants to each Purchaser on the Closing Date is subject, at the Company's option, to the satisfaction of each of the following conditions by the applicable Purchaser:

                  5.1 Representations and Warranties. On the Closing Date, the representations and warranties of such Purchaser contained in Section 3 hereof shall be true and correct in all material respects with the same effect as though made on and as of the Closing Date and such Purchaser shall have so certified to the Company in writing.

                  5.2 Performance. All the covenants, agreements and conditions contained in this Agreement to be performed or complied with by such Purchaser on or prior to the Closing Date shall have been performed or complied with in all material respects, and such Purchaser shall have so certified to the Company in writing.

                  5.3 No Proceeding or Litigation. No suit, action, or other proceeding seeking to restrain, prevent or change the transactions contemplated hereby or otherwise questioning the validity or legality of such transactions shall have been instituted and be pending.


         SECTION 6. COVENANTS OF THE COMPANY PRIOR TO CLOSING

                  6.1 Payment of Expenses. The Company shall (i) pay the expenses incurred by it in connection with the issuance and sale of the Common Shares and Warrants and the execution, delivery and performance of this Agreement and (ii) at Closing, up to a maximum of $25,000, pay the legal, accounting, consulting and other advisory fees and expenses incurred by the Purchasers with respect to the negotiation and preparation of this Agreement.

                  6.2 Operation of Business in Ordinary Course. Prior to the Closing, the Company will operate its business and the business of each of its Subsidiaries only in the usual and normal course, and will not, without the consent of the Purchasers, engage in any of the transactions described in
Section 2.22 hereof.


                  6.3 Conditions Precedent. The Company and each Purchaser shall each use its best efforts to cause the conditions specified in Section 4 to be satisfied by the Closing Date.

         SECTION 7. COVENANTS OF THE COMPANY AFTER CLOSING

                  7.1 Rule 144.

                           (a) The Company covenants that (i) the Company will
use its best efforts to comply with the current public information requirements of Rule 144(c)(1) under the 1933 Act; and (ii) at all such times as Rule 144 is available for use by the holders of the Common Shares, Warrants or Warrant Shares, the Company will furnish each such holder upon request with all information within the possession of the Company required for the preparation and filing of Form 144.

                           (b) At all times during which the Company is neither
subject to the reporting requirements of Section 13 or 15(d) of the 1934 Act, nor exempt from reporting pursuant to Rule 12g3-2(b) under the 1934 Act, it will provide as promptly as practicable (in any event not later than twenty (20) days after initial request) in written form, upon the written request of any Purchaser or a prospective buyer of the Common Shares, Warrants or Warrant Shares from such Purchaser, all information required by Rule 144A(d)(4)(i) of the General Regulations promulgated by the Commission under the Securities Act ("Rule 144A Information"). The Company further covenants, upon written request, as promptly as practicable (in any event not later than twenty (20) days after initial request) to cooperate with and assist the Purchaser or any member of the National Association of Securities Dealers, Inc. System for Private Offerings Resales and Trading through Automated Lindake ("PORTAL") in applying to designate and thereafter maintain the eligibility of such securities for trading through PORTAL. The Company's obligations under this Section shall at all times be contingent upon the Purchaser's obtaining from a prospective buyer an agreement to take all reasonable precautions to safeguard the Rule 144A Information from disclosure to anyone other than a person who will assist such buyer in evaluating the purchase of the Common Shares, Warrants or Warrant Shares.

                  7.2 Financial Statements; SEC Reports. The Company and each Purchaser agrees that the Company shall deliver to each Purchaser owning any Shares or Warrants the following:

                           (a) (i) within ninety (90) days after the end of each
fiscal year, an audited consolidated balance sheet, and related, audited consolidated statements of income, cash flow, and stockholders' equity of the Company and its Subsidiaries as at the end of and for such fiscal year prepared in accordance with GAAP, and accompanied by the opinion of an independent public accountant and (ii) within forty-five (45) days after the end of each of the first three fiscal quarters of each fiscal year, a consolidated balance sheet and a consolidated statement of income of the Company and its Subsidiaries as at the end of and for such quarter and the year to date and as at the end of and for the corresponding periods of the preceding fiscal year, and a consolidated statement of cash flow for the year to date and for the corresponding period of the preceding fiscal year;

                           (b) promptly after the same are sent, copies of all
proxy statements, financial statements and reports which the Company sends to its stockholders in their capacities as stockholders, and promptly after the same are filed, copies of all financial statements and reports which the Company may make to, or file with, any governmental authority, agency, commission, board or bureau, including but not limited to 10-K's and 10-Q's as applicable, and any prospectus or registration statement filed by the Company or any Subsidiary with the Securities and Exchange Commission or any successor agency;

                           (c) promptly, such additional financial and other
information as the Purchaser may from time to time reasonably request;

                           (d) such further information regarding the Company's
business, condition, property, assets or operations, financial or otherwise, as any Purchaser may from time to time reasonably request, all prepared in form and detail satisfactory to such Purchaser;

                           (e) promptly upon becoming available, one copy of
each report and management letter submitted to the Company or any Subsidiary by independent accountants in connection with any annual, interim or special audit or other examination made by them of the books of the Company or any Subsidiary.

                  7.3 Maintenance of Existence; Insurance. The Company will keep, and will cause each of its Subsidiaries to keep, its corporate existence, rights and franchises in full force and effect (subject to the provisions of this Agreement), and its properties in good repair, working order and condition, normal wear and tear excepted. The Company will maintain, and will cause each of its Subsidiaries to maintain, public liability, property damage and workmen's compensation insurance and insurance on all its insurable property against fire and other hazards with responsible insurance carriers to substantially the same extent presently maintained.

                  7.4 Compliance with Laws. The Company will, and will cause each Subsidiary to, comply in all material respects with all laws and regulations applicable to the conduct of its business, including without limitation ERISA, environmental laws, employee safety laws, and the rules and regulations of the Federal Trade Commission and Consumer Product Safety Commission, and will indemnify and hold harmless each holder of Common Shares, Warrants, or Warrant Shares against any failure or alleged failure by the Company to do so.

                  7.5 Board Representative. (a) The Company shall use its best efforts to cause a person designated by Tech Leaders (any designation to be made by, or consent required from, Tech Leaders hereunder shall be by the unanimous consent of TLLP and TLCV for so long as either of them beneficially owns any Fully Diluted Shares (as defined below)) to be appointed to the Company's Board of Directors at the Company's first Board meeting after the Closing Date and thereafter, for so long as Tech Leaders beneficially owns any Fully Diluted Shares, shall use its best efforts to maintain such designee (or such replacement for such designee as Tech Leaders may designate from time to time) as a member of the Company's Board of Directors and as a member of the Audit Committee and Compensation Committee thereof. Upon the purchase by Tech Leaders of an aggregate of 540,000 Warrant Shares upon the exercise of all or any portion of the Warrants purchased by Tech Leaders hereunder, the Company shall use its best efforts to cause an additional person designated by Tech Leaders to be appointed to the Company's Board of Directors at the Company's first Board meeting following such exercise and thereafter, for so long as Tech Leaders beneficially owns at least 500,000 shares of Common Stock (calculated based on actual shares issued and outstanding and without giving effect to any shares issuable upon exercise, exchange or conversion of other securities) shall use its best efforts to maintain such designee (or such replacement for such designee as Tech Leaders may designate from time to time) on the Company's Board of Directors. As used herein, "Fully Diluted Shares" shall mean all shares of Common Stock plus all shares of Common Stock issuable upon exercise, conversion or exchange of any securities exercisable or exchangeable for, or convertible into, shares of Common Stock (including, without limitation, the Warrants).

         (b) The Company shall use its best efforts to identify and appoint, as soon as practicable, an individual to serve as President of the Company (it being agreed that the first of such candidates may be a current officer of the Company), which individual shall report directly to both the Company's Chief Executive Officer and to the Company's Board of Directors and shall have such responsibilities and duties as are customary for the president of a public company. At all times that a designee of Tech Leaders is a member of the Company's Board of Directors, the Company shall not appoint any new President (or any other officer performing similar functions) without the approval of a majority of the Directors constituting the Company's Board of Directors and the approval of the members(s) of the Company's Board of Directors designated by Tech Leaders pursuant to Section 7.5(a). For the avoidance of doubt, the President to be appointed pursuant to the first sentence of this Section 7.5(b) shall require the approval of a majority of the

Directors constituting the Company's Board of Directors and the approval of the members(s) of the Company's Board of Directors designated by Tech Leaders pursuant to Section 7.5(a).

                  7.6 Right to Acquire Additional Voting Securities.

                           (a) Right to Maintain Proportionate Ownership of
Voting Securities. From and after the date of Closing, each Purchaser shall have the right, with respect to any issuance of additional Voting Securities by the Company other than Permitted Issuances (but including any issuance of Voting Securities issuable as a result of any issuance of Voting Securities (including a Permitted Issuance) to other parties with preemptive or similar rights), to acquire all or any part of such proportion of the Voting Securities to be issued as (A) the aggregate number of Votes represented by Voting Securities held by such Purchaser at the time of the applicable issuance bears to (B) the aggregate number of Votes represented by the Company's outstanding Voting Securities prior to issuance of such additional Voting Securities; provided that such right to acquire Voting Securities shall be at the same prices or, in the case of Voting Securities offered for consideration other than cash, at a price equivalent to the fair market value of such noncash consideration, valued at the time of the first written agreement in principle (including any non-binding letter of intent) or binding agreement with respect to such issuance of additional Voting Securities, subject to adjustment if the definitive agreement provides for materially different noncash consideration or if materially different noncash consideration is paid upon closing of such issuance, and on the same terms and conditions as the prices, terms and conditions applicable to such issuance. The right to acquire Voting Securities pursuant to this Section 7.6 (A) shall terminate on the tenth anniversary of the Closing Date; and (B) shall not be transferable. To the extent that other parties with preemptive or similar rights do not exercise such rights with respect to a particular issuance, the number of shares that such Purchaser has the right to purchase hereunder with respect to such issuance shall be correspondingly reduced. The Company shall promptly notify each Purchaser in writing of any and all agreements in principle (including any nonbinding letter of intent) and binding agreements with respect to a proposed issuance of additional Voting Securities (other than Permitted Issuances) and of the actual date of issuance of additional Voting Securities (other than Permitted Issuances). Any acquisition by a Purchaser pursuant to this Section 7.6 with respect to an issuance of additional Voting Securities by the Company shall occur at the date of issuance of such additional Voting Securities if at least 20 business days have lapsed since the date of first notice by the Company to such Purchaser of an agreement in principle (including a nonbinding letter of intent) or binding agreement with respect thereof or, if such 20 business day period has not lapsed, then within 20 business days following such notice on a date selected by such Purchaser; provided that, if such Voting Securities are offered for noncash consideration, any acquisition shall occur within 20 business days of the determination of the Fair Value (as defined below) of such noncash consideration on a date selected by such Purchaser. The fair market value of any noncash consideration shall be determined as set forth below and shall be made in good faith and utilizing reasonable business judgment. In any circumstances in which the fair market value of any such consideration ("Fair Value") is to be determined pursuant to this Section 7.6, the Company shall give to each Purchaser written notice of the proposed Fair Value, as determined in good faith by the Board of Directors of the Company. If, within 30 days after the date such notice is given, the Company and the Purchasers holding a majority of the Voting Securities held by all the Purchasers (the "Majority Holders") agree upon the Fair Value then the Fair Value for purposes of this Section 7.6 shall be as so agreed. If the Majority Holders and the Company do not agree upon such Fair Value within such 30-day period, then the Majority Holders and the Company shall appoint a recognized investment banking firm of national reputation, reasonably acceptable to the Majority Holders and the Company for the purpose of determining the Fair Value. If the Company and the Majority Holders cannot agree on the appointment of a mutually acceptable investment banking firm, or if the firm so appointed declines or fails to serve, then the Majority Holders and the Company shall each choose one such investment banking firm and the respective firms so chosen shall appoint another recognized investment banking firm of national reputation for the purpose of determining the Fair Value. The investment banking firm so selected shall appraise the Fair Value for the purposes of this Section 7.6, and such investment banking firm shall make such appraisal (which shall be in the form of a written report signed by such investment banking firm) and, for the purposes of determining the Fair Value pursuant to this Section 7.6, such appraised Fair Value shall be determined as herein provided shall be final and conclusive on the Company and the Purchasers. All costs of appraisal shall be borne by the Company. Each of the Company and the Purchasers shall use all reasonable efforts to take or cause to be taken all action required by this Section 7.6 as promptly as possible.

                           (b) Certain Definitions. For purposes of Section 7.6,
the following terms shall have the meanings ascribed to them below:

                                    (i) "Voting Securities" shall mean Common
                  Stock and any other securities or interests entitling the holder thereof to vote for or designate a director or directors of the Company and securities or instruments which are convertible into, exchangeable for or otherwise evidencing the right to purchase or otherwise acquire shares of Common Stock or other securities or interests entitling the holder thereof to vote for or designate a director or directors of the Company;

                                    (ii) "Votes" shall mean the right to vote
                  for or designate a director and the number of votes represented by a Voting Security shall be (A) one Vote per share with respect to shares of Common Stock, (B) the voting power relative to a share of Common Stock with respect to any other securities or interests entitling the holder thereof to vote for or designate a director or directors of the Company and (C) the voting power of the underlying Common Stock or other securities or interests issuable with respect to securities or instruments convertible into, exchangeable for or otherwise evidencing the right to purchase or otherwise acquire shares of Common Stock or other securities or interests entitling the holder thereof to vote for or designate a director or directors of the Company;

                                    (iii) "Permitted Issuances" shall mean (A)
                  issuances of Common Stock by the Company upon exercise or conversion of presently outstanding securities, (B) the grant of Plan Options (as defined in the Warrants) to directors, officers, employees or other persons having a business relationship with the Company and issuances of Common Stock upon the exercise of such Plan Options, and (C) the issuance of Voting Securities (other than for cash) in connection with mergers, acquisitions or similar transactions.

                  7.7 Press Releases. The Purchaser shall have the right to reasonably approve any press release with respect to the transactions contemplated by this Agreement. In addition, at no time may the Company use or otherwise refer to the name of any Purchaser or any Purchaser's affiliates in any press release, publication or other report without the prior consent of such Purchaser.

                  7.8 NNM Listing. The Company shall use its best efforts to cause the listing of the Common Shares and Warrant Shares pursuant to the notification filed with the NASD pursuant to Section 4.11 to be declared effective as soon as practicable after the Closing and shall use its best efforts to maintain such listing of the Common Shares and Warrant Shares for so long as any Shares or Warrants are outstanding.

                  7.9 License Agreements. Prior to the execution of any license or sub-license agreement pursuant to which the Company is obligated or is reasonably expected to pay in excess of $250,000 during any fiscal year, the Company shall obtain the Board of Directors' approval.

                  7.10 Shaquile O'Neal. The Company will not, without the prior written consent of Tech Leaders, pay all or any portion of that certain $425,000 payment contemplated to be made to Shaquile O'Neal and/or his affiliates pursuant to that certain Letter Agreement dated September 4, 1996 between Mine O'Mine, Scoreboard & Classic Games and Management Plus Enterprises.

                  7.11 Amendments to Agreements. For so long as Tech Leaders is entitled to designate a member(s) to the Company's Board of Directors, the Company shall not amend the employment agreement of either Ken Goldin or Barry Bookman without obtaining Tech Leaders' prior written consent.

                  7.12 Waivers, Consents, Etc. Compliance with any of the covenants in this Section 7 may be waived, either generally or in the particular instance, and any consent required thereunder may be given by Tech Leaders on behalf of all the Purchasers.


         SECTION 8. COMPLIANCE WITH 1933 ACT; RESTRICTIONS ON TRANSFERABILITY
                    OF COMMON SHARES, WARRANTS AND WARRANT SHARES


                  8.1 Compliance with 1933 Act. The Common Shares, Warrants and Warrant Shares shall not be transferable, except upon the conditions specified in this Section 8, which conditions are intended to insure compliance with the provisions of the 1933 Act and applicable state securities laws in respect of any such transfer.

                  8.2 Restrictive Legend. The Warrants, and each certificate representing the Common Shares, Warrant Shares and any shares of Common Stock or other securities issued in respect of such Common Shares or Warrant Shares upon any stock split, stock dividend, recapitalization, merger, consolidation, similar event, shall (unless otherwise permitted by the provisions of Section
9.4 below) be stamped or otherwise imprinted with the following legend:

"[THIS WARRANT HAS] OR [THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE] NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAW AND THE TRANSFERABILITY [THEREOF IS SUBJECT TO THE PROVISIONS OF A SECURITIES PURCHASE AGREEMENT BY AND AMONG THE COMPANY AND THE SIGNATORIES THERETO"

                  8.3 Restrictions on Transferability. The Company shall not be required to register the transfer of the Common Shares or the Warrants or any Warrant Shares on the books of the Company unless the Company shall have been provided with an opinion of counsel reasonably satisfactory to it prior to such transfer to the effect that registration under the 1933 Act or any applicable state securities law is not required in connection with the transaction resulting in such transfer; provided, however, that no such opinion of counsel shall be necessary in order to effectuate a transfer in accordance with the provisions of Rule 144(k) promulgated under the 1933 Act. Each certificate for Common Shares or Warrant Shares issued upon any transfer as above provided shall bear the restrictive legend set forth in Section 8.2 above, except that such restrictive legend shall not be required if the opinion of counsel reasonably satisfactory to the Company referred to above is to the further effect that such legend is not required in order to establish compliance with the provisions of the 1933 Act and any applicable state securities law, or if the transfer is made in accordance with the provisions of Rule 144(k) under the 1933 Act or pursuant to a registration statement in effect under the 1933 Act.

                  8.4 Termination of Restrictions on Transferability. The conditions precedent imposed by this Section 8 upon the transferability of the Common Shares, Warrants and Warrant Shares shall cease and terminate as to any of the Common Shares, Warrants or Warrant Shares when (i) such securities shall have been registered under the 1933 Act and sold or otherwise disposed of in accordance with the intended method of disposition by the seller or sellers thereof set forth in the registration statement covering such securities, (ii) at such time as an opinion of counsel satisfactory to the Company shall have been rendered as required pursuant to the second sentence of Section 8.3 to the effect that the restrictive legend on such securities is no longer required, or
(iii) when such securities are transferable in accordance with the provisions of Rule 144(k) promulgated under the 1933 Act. Whenever the conditions imposed by this Section 8 shall terminate as hereinabove provided with respect to any of the Common Shares, Warrants or Warrant Shares, the holder of any such securities bearing the legend set forth in this Section 8 as to which such conditions shall have terminated shall be entitled to receive from the Company, without expense (except for the payment of any applicable transfer tax) and as expeditiously as possible, new Warrants in accordance with the terms thereof, or new stock certificates, not bearing such legend.


         SECTION 9. DISPUTE RESOLUTION

         9.1      Good-Faith Negotiations.

                  (a) If any dispute arises under this Agreement that is not settled promptly in the ordinary course of business, the parties shall seek to resolve any such dispute between them, first, by negotiating promptly with each other in good faith in face-to face negotiations. These face-to-face negotiations shall be conducted by the respective designated senior management representative of each party (or in the case of a dispute involving the Company and all Purchasers, a designated senior management representative of Tech Leaders who shall negotiate on behalf of all the Purchasers). If the parties are unable to resolve the dispute between them through these face-to-face negotiations within 20 days (or such period as the parties shall otherwise agree) following the date of notification (the "Notice Date") by one party to the other of the existence of such dispute, then any such disputes shall be resolved in the following manner.

                  (b) Mediation. The parties shall endeavor to resolve any dispute arising out of or relating to this Agreement by mediation under the CPR Mediation Procedures for Business Disputes. Unless otherwise agreed, the parties will select a mediator from the CPR Panels of Neutrals and shall notify CPR to initiate the selection process.

                  (c) Resolution of Disputes.

                           (i) Any action, suit or proceeding where the amount
in controversy as to at least one party, exclusive of interest and costs, exceeds $1,000,000 ("Summary Proceeding"), arising out of or relating to this Agreement, the Registration Rights Agreement, the Warrants or any other agreement executed in connection herewith or therewith or the breach, termination or validity thereof which has not been resolved by mediation as provided herein within 90 days of the Notice Date, shall be litigated exclusively in the Superior Court of the State of Delaware (the "Delaware Superior Court") as a summary proceeding pursuant to Rules 124-131 of the Delaware Superior Court, or any successor rules (the "Summary Proceeding Rules"). Each of the parties hereto hereby irrevocably and unconditionally (A) submits to the jurisdiction of the Delaware Superior Court for any Summary Proceeding, (B) agrees not to commence any Summary Proceeding except in the Delaware Superior Court, (C) waives, and agrees not to plead or to make, any objection to the venue of any summary Proceeding in the Delaware Superior Court,
(D) waives, and agrees not to plead or to make any claim that any Summary Proceeding brought in the Delaware Superior Court has been brought in an improper or otherwise inconvenient forum, (E) waives, and agrees not to plead or to make, any claim that the Delaware Superior Court lacks personal jurisdiction where such courts are vested with sole and exclusive jurisdiction by statute and
(G) understands and agrees that it shall not seek a jury trial or punitive damages in any Summary Proceeding based upon or arising out of or otherwise related to this Agreement or any other agreement executed in connection herewith or the breach, termination or validity thereof, and waives any and all rights to any such jury trial or to seek punitive damages.

                           (ii) In the event any action, suit or proceeding
where the amount in controversy as to at least one party, exclusive of interest and costs, does not exceed $1,000,000 (a "Proceeding"), arising out of or relating to this Agreement, or any other agreement executed in connection herewith or the breach, termination or validity thereof is brought, the parties to such Proceeding agree to make application to the

Delaware Superior Court to proceed under the Summary Proceeding Rules. Until such time as such application is rejected, such Proceeding shall be treated as a Summary Proceeding and all of the foregoing provisions of this Section relating to Summary Proceedings shall apply to such Proceeding.

                           (iii) If a Summary Proceeding is not available to
resolve any dispute hereunder, the controversy or claim shall be settled by arbitration conducted on a confidential basis, under the U.S. Arbitration Act, if applicable, and the then current Commercial Arbitration Rules of the American Arbitration Association (the "Association") strictly in accordance with the terms of this Agreement and the substantive law of the State of Delaware, including such law in respect of the statute of limitations. The arbitration shall be conducted at the Association's regional office located in Philadelphia by three arbitrators, one of whom shall be an attorney and one of whom shall be a member of a "Big Six" accounting firm familiar with companies engaged in the business conducted by the Company. The arbitrators are not empowered to award damages in excess of compensatory damages and each party hereby irrevocably waives any right to recover such damages with respect to any such disputes. Judgment upon the arbitrators' award may be entered and enforced in any court of competent jurisdiction.

                  (d) Neither party shall be precluded hereby from securing equitable remedies in court of any jurisdiction, including, but not limited to, temporary restraining orders and preliminary injunctions to protect its rights and interest but shall not be sought as a means to avoid or stay arbitration or Summary Proceeding.

                  (e) Each party is required to continue to perform its obligations under this contract pending final resolution of any dispute arising out of or relating to this contract, unless to do so would be impossible or impracticable under the circumstances.


         SECTION 10. SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS

                  All covenants, agreements, representations and warranties made herein and in the certificates delivered pursuant hereto shall survive the execution and delivery of this Agreement and the issuance and sale of the Common Shares and Warrants hereunder notwithstanding any due diligence investigation conducted by or on behalf of the Purchasers.


         SECTION 11. MISCELLANEOUS

                  11.1 Owner of Common Shares, Warrants and Warrant Shares. The Company may deem and treat the person in whose name the Common Shares, Warrants and Warrant Shares, as the case may be, are registered as the absolute owner thereof for all purposes whatsoever, and the Company shall not be affected by any notice to the contrary.

                  11.2 Successors. This Agreement shall be binding upon and except as provided herein, shall inure to the benefit of the respective successors, executors, personal representatives, heirs and assigns of each of the parties hereto.

                  11.3 Broker or Finder. Each party to this Agreement represents and warrants that, to the best of its knowledge, no broker or finder has acted for such party in connection with this Agreement or the transactions contemplated by this Agreement and that no broker or finder is entitled to any broker's or finder's fee or other commission in respect thereof based in any way on agreements, arrangements or understandings made by such party. The Company shall indemnify each Purchaser against, and hold it harmless from, any liability, cost, or expense (including reasonable attorneys' fees and expenses) resulting from any agreement, arrangement, or understanding made by the Company, and each Purchaser shall indemnify the Company against, and hold the Company harmless from, any liability, cost, or expense (including reasonable attorneys fees and expenses) resulting from any agreement, arrangement, or understanding made by such Purchaser with any third party, for brokerage or finder's fees or other commissions in connection with this Agreement or any of the transactions contemplated hereby.

                  11.4 Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware with regard to principles of conflict of laws and without regard to any rule requiring strict construction against the draftsman.

                  11.5 Notice. Any notice or other communications required or permitted hereunder shall be deemed given when delivered personally, or upon receipt by the party entitled to receive the notice when sent by registered or certified mail, postage prepaid, addressed as follows or to such other address or addresses as may hereafter be furnished in writing by notice similarly given by one party to the other:

                  To the Company:

                           The Score Board, Inc.
                           1951 Old Cuthbert Road
                           Cherry Hill, New Jersey  08034
                           Attention:  President

                  To the Purchasers at their address as reflected on Schedule I hereto.

                  Notice to any holder of Common Shares, Warrants or Warrant Shares other than a Purchaser shall be given in a like manner to such holder at the address reflected in the Company's records.

                  11.6 Full Agreement. This Agreement, together with the Registration Rights Agreement and Warrants and the Exhibits, Schedules and Disclosure Letter attached hereto or delivered herewith, and other documents delivered herewith, sets forth the entire understanding of the parties with respect to the transactions contemplated hereby.

                  11.7 Headings. The headings of the sections of this Agreement are inserted for convenience of reference only and shall not be considered a part hereof.

                  11.8 No Waiver; Cumulative Remedies. No failure or delay on the part of any party to this Agreement in exercising any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

                  11.9 Amendments, Waivers and Consents. Any provision in the Agreement to the contrary notwithstanding, and except as hereinafter provided, changes in, termination or amendments of or additions to this Agreement may be made, and compliance with any covenant or provision set forth herein may be omitted or waived, if the Company (i) shall obtain consent thereto in writing from the holder or holders of at least a majority in interest of the Shares (treating all Warrant Shares issuable upon exercise of the Warrants as outstanding for this purpose) and (ii) shall deliver copies of such consent in writing to any holders who did not execute such consent; provided that no consents shall be effective to reduce the percentage in interest of the Shares the consent of the holders of which is required under this Section 11.9. Any waiver or consent may be given subject to satisfaction of conditions stated therein and any waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

                  IN WITNESS WHEREOF, each of the parties hereto has fully executed this Agreement as of the date first set forth above.

                                   THE SCORE BOARD, INC.


                                   By: /s/Kenneth Goldin
                                       ---------------------------------------
                                       Name: Kenneth Goldin
                                       Title: CEO


                                   PURCHASERS:

                                   TECHNOLOGY LEADERS II L.P.

                                   By:  Technology Leaders II Management L.P.,
                                            the General Partner

                                   By:  Technology Leaders Management, Inc.,
                                            a General Partner


                                   By: /s/ Tami L. Fratis
                                       ---------------------------------------
                                       Tami L. Fratis, Vice President


                                   TECHNOLOGY LEADERS II OFFSHORE C.V.

                                   By:  Technology Leaders II Management L.P.,
                                            a General Partner

                                   By:  Technology Leaders Management, Inc.,
                                            a General Partner


                                   By: /s/ Tami L. Fratis
                                       ---------------------------------------
                                       Tami L. Fratis, Vice President


                       [SIGNATURES CONTINUED ON NEXT PAGE]


                    [SIGNATURES CONTINUED FROM PREVIOUS PAGE]




                                       /s/ Ira Lubert
                                       ---------------------------------------
                                       Ira Lubert

                                    JONATHAN LUBERT TRUST


                                    By: /s/ Howard E. Lubert
                                       ---------------------------------------
                                          Howard E. Lubert, Trustee


                                    KRISTINE LUBERT TRUST


                                    By: /s/ Howard E. Lubert
                                       ---------------------------------------
                                          Howard E. Lubert, Trustee

                                    THE OUTSOURCING PARTNERSHIP, L.L.C.

                                    By: /s/ John F. White
                                       ---------------------------------------
                                          Name: John F. White
                                          Title: CEO

                                    /s/Dean Adler
                                    ------------------------------------------
                                    Dean Adler

                                    /s/Robert A. Fox
                                    ------------------------------------------
                                    Robert A. Fox


                                    NEWVALU, INC.

                                    By: /s/ Milton Koffman
                                       ---------------------------------------
                                         Name: Milton Koffman
                                         Title:President
                       [SIGNATURES CONTINUED ON NEXT PAGE]

                    [SIGNATURES CONTINUED FROM PREVIOUS PAGE]


                                       /s/ Milton Koffman
                                       ---------------------------------------
                                       Milton Koffman


                                       /s/ Burton I. Koffman
                                       ---------------------------------------
                                       Burton I. Koffman


                                       /s/ Ronald Rubin
                                       ---------------------------------------
                                       Ronald Rubin

                                   SCHEDULE 1



                           No. of        No. of           No. of          No. of          No. of         No. of
                           Common       Series A         Series B        Series C        Series D       Series E
Purchaser                  Shares     Warrant Shares  Warrant Shares  Warrant Shares  Warrant Shares  Warrant Shares  Purchase Price
---------                  ------     --------------  --------------  --------------  --------------  --------------  --------------

Technolgy Leaders
 II Offshore C.V            531,240        730,455         88,540         88,540         48,697           --        $1,328,100.00
  (Curacao)

Technology Leaders          668,760        919,545        111,460        111,460         61,303           --        $1,671,900.00
 II L.P.
(Delaware)

Ira Lubert                  160,000           --             --             --             --             --        $  397,120.00
  (New Jersey)

Johnathan Lubert Trust         --          110,000         13,333         13,333          7,334           --        $    1,440.00
  (New Jersey)

Kristine Lubert Trust          --          110,000         13,333         13,333          7,334           --        $    1,440.00
  (New Jersey)

The Outsourcing              10,000         13,750          1,667          1,667            916           --        $   25,000.00
 Partnership, L.L.C
  (Delaware)

Dean Adler                   30,000         41,250          5,000          5,000          2,750           --        $   75,000.00
  (Pennsylvania)

New Valu, Inc.               40,000           --             --             --             --           40,000      $  100,000.00
  (New York)

Milton Koffman               40,000           --             --             --             --           40,000      $  100,000.00
  (New York)

Burton I. Koffman            40,000           --             --             --             --           40,000      $  100,000.00
  (New York)

Robert A. Fox                40,000           --             --             --             --           40,000      $  100,000.00
  (Pennsylvania)

Ronald Rubin                 40,000           --             --             --             --           40,000      $  100,000.00
  (Pennsylvania)          ---------      ---------        -------        -------        -------        -------      -------------

 TOTALS                   1,600,000      1,925,000        233,333        233,333        128,334        200,000      $4,000,000.00
                          =========      =========        =======        =======        =======        =======      =============

                                    EXHIBIT B

                             IDENTITY AND BACKGROUND


1.       Technology Leaders II L.P.

         Technology Leaders II L.P. ("TL II") is a Delaware limited partnership with a principal place of business at 800 The Safeguard Building, 435 Devon Park Drive, Wayne, Pennsylvania 19087. TL II and TLO II (see item 2 below) are parallel venture capital funds. TLM II (see item 3 below) is the sole general partner of TL II.

2.       Technology Leaders II Offshore C.V.

         Technology Leaders II Offshore C.V. ("TLO II") is a limited partnership organized under the laws of Netherlands Antilles with a principal place of business at 800 The Safeguard Building, 435 Devon Park Drive, Wayne, Pennsylvania 19087. TLO II and TL II are parallel venture capital funds. TLM II serves as the co-general partner of TLO II. TLO II also has an offshore general partner, Technology Leaders Curacao N.V., a Netherlands Antilles limited liability company ("TLC"), but TLC only has administrative duties and has no control over the management of TLO. TLC is not, therefore, deemed to beneficially own any securities held by TLO II. The management and control of TLO II is otherwise identical to that of TL II.

3.       Technology Leaders II Management L.P.

         Technology Leaders II Management L.P. ("TLM II"), a Delaware limited partnership, is the sole general partner of TL II and co-general partner of TLO II. TLM II has an office at 800 The Safeguard Building, 435 Devon Park Drive, Wayne, Pennsylvania 19087. The general partners of TLM II are as follows: TLM, Inc., Robert E. Keith, Jr., Gary S. Anderson, Ira M. Lubert, Mark J. DeNino, Technology Leaders Advisors I, Inc., Technology Leaders Advisors II, Inc., Technology Leaders Advisors III, Inc. and Technology Leaders IV, Inc. This Exhibit B and Schedule I hereto provides information about the general partners of TLM II as of the date of this filing.

         TLM II is controlled by its Executive Committee which presently consists of those individuals set forth on Schedule II hereto. The general partners of TLM II have delegated to the Executive Committee all authority to make decisions regarding the acquisitions, voting and disposition of, securities, and the general partners have agreed to act in accordance with the Executive Committee's decisions. The general partners do not, therefore, beneficially own securities owned by TLM II.

4.       Ira M. Lubert.

         Mr. Lubert's principal business address is 800 The Safeguard Building, 435 Devon Park Drive, Wayne, Pennsylvania 19087. His principal occupation is serving as a general partner of TLM II and as Managing Director of TLM, Inc.

5        Technology Leaders Management, Inc

         Technology Leaders Management, Inc. ("TLM, Inc."), a Delaware corporation, is a general partner of TLM II. TLM, Inc. has a principal place of business at 800 The Safeguard Building, 435 Devon Park Drive, Wayne, Pennsylvania 19087. TLM, Inc. was formed for the purpose of acting as a general partner of venture capital fund general partners and as a management company for venture capital partnerships. Control of TLM, Inc. has been vested in Warren V. Musser, Robert E. Keith, Jr. and Gary S. Anderson pursuant to an agreement among such individuals, TLM, Inc.'s sole shareholder, Safeguard Scientifics (Delaware), Inc., and certain other parties. Schedule III provides information about the executive officers (i.e. managing directors) and directors of TLM, Inc. and persons controlling TLM, Inc. TLM, Inc. also serves as the managing member of, and controls, TLC.

6.       Technology Leaders Advisors I, Inc.

         Technology Leaders Advisors I, Inc. ("TLA I") is a general partner of TLM II. TLA I is a Delaware corporation which was organized for the sole purpose of acting as a general partner of a venture capital fund general partners. TLA I has a principal place of business at 1013 Centre Road, Suite 350, Wilmington, Delaware 19095. TLA I is controlled by Robert Schoemaker. Dr. Schoemaker's business address and principal occupation and employer are listed in Schedule II.

7.       Technology Leaders Advisors II, Inc.

         Technology Leaders Advisors I, Inc. ("TLA II") is a general partner of TLM II. TLA II is a Delaware corporation which was organized for the sole purpose of acting as a general partner of a venture capital fund general partners. TLA II has a principal place of business at 1013 Centre Road, Suite 350, Wilmington, Delaware 19095. TLA I is controlled by Gerald Bayer. Mr. Bayer is retired and resides in Florida.

8.       Technology Leaders Advisors III, Inc.

         Technology Leaders Advisors III, Inc. ("TLA III") is a general partner of TLM II. TLA III is a Delaware corporation which was organized for the sole purpose of acting as a general partner of a venture capital fund general partners. TLA III has a principal place of business at 1013 Centre Road, Suite 350, Wilmington, Delaware 19095. TLA I is controlled by Charles Andes. Mr. Andes' business address and principal occupation and employer are listed in Schedule II.

9.       Technology Leaders Advisors IV, Inc.

         Technology Leaders Advisors IV, Inc. ("TLA IV") is a general partner of TLM II. TLA IV is a Delaware corporation which was organized for the sole purpose of acting as a general partner of a venture capital fund general partners. TLA IV has a principal place of business at 1013 Centre Road, Suite 350, Wilmington, Delaware 19095. TLA IV is controlled by Thomas Gerrity. Dr. Gerrity is Dean of the Wharton School of the University of Pennsylvania, with a business address at The Wharton School, University of Pennsylvania, Office of the Dean, 100 Steinberg-Deitrich Hall, Philadelphia, Pennsylvania 19104.

                                   SCHEDULE I

                         Individual General Partners of
                      Technology Leaders II Management L.P.



NAME                           BUSINESS ADDRESS                     PRINCIPAL OCCUPATION
----                           ----------------                     --------------------
Gary S. Anderson               800 The Safeguard Building           General Partner of TLM II and
                               435 Devon Park Drive                 Managing Director of TLM, Inc.
                               Wayne, PA  19087

Mark J. DeNino                 800 The Safeguard Building           General Partner of TLM II and
                               435 Devon Park Drive                 Managing Director of TLM, Inc.
                               Wayne, PA  19087

Robert E. Keith, Jr.           800 The Safeguard Building           General Partner of TLM II and
                               435 Devon Park Drive                 Managing Director of TLM, Inc.
                               Wayne, PA  19087

Ira M. Lubert                  800 The Safeguard Building           General Partner of TLM II and
                               435 Devon Park Drive                 Managing Director of TLM, Inc.
                               Wayne, PA  19087

                                   SCHEDULE II

                             Executive Committee of
                      Technology Leaders II Management L.P.



NAME                           BUSINESS ADDRESS                                           PRINCIPAL OCCUPATION
----                           ----------------                                           --------------------
Warren V. Musser               800 The Safeguard Building                                 Chairman of the Board of SSI
                               435 Devon Park Drive
                               Wayne, PA  19087

Hubert Schoemaker, Ph.D.       200 Great Valley Parkway                                   Chairman of the Board of
                               Malvern, PA  19355                                         Centocor, Inc.

Robert E. Keith, Jr.           See Schedule I                                             See Schedule I

Gary J. Anderson               See Schedule I                                             See Schedule I

Charles L. Andes               800 The Safeguard Building                                 President, Interactive Marketing
                               435 Devon Park Drive                                       Ventures, L.L.C.
                               Wayne, PA  19087

Gerald W. Bayer                N/A                                                        Retired

Thomas P. Gerrity, Ph.D.       The Wharton School, University of Pennsylvania             Dean of the Wharton School of
                               Office of the Dean                                         the University of Pennsylvania
                               100 Steinberg-Deitrich Hall
                               Philadelphia, PA  19104

Ira M. Lubert                  See Schedule I                                             See Schedule I

Mark J. DeNino                 See Schedule I                                             See Schedule I

                                  SCHEDULE III

              Executive Officers, Directors and Control Persons of
                       Technology Leaders Management, Inc.



NAME                                            BUSINESS ADDRESS                          PRINCIPAL OCCUPATION
----                                            ----------------                          --------------------
A.       Executive Officers
         (Managing Directors)

         Robert E. Keith, Jr.                   See Schedule I                            See Schedule I

         Ira M. Lubert                          See Schedule I                            See Schedule I

         Gary S. Anderson                       See Schedule I                            See Schedule I

         Mark J. DeNino                         See Schedule I                            See Schedule I

         Christopher Holler, Ph.D.              800 The Safeguard Building                Managing Director of TLM, Inc.
                                                435 Devon Park Drive
                                                Wayne, PA  19087

B.       Board of Directors

         Warren V. Musser                       See Schedule II                           See Schedule II

         Robert E. Keith, Jr.                   See Schedule I                            See Schedule I

         Gary S. Anderson                       See Schedule I                            See Schedule I

         Ira M. Lubert                          See Schedule I                            See Schedule I

         Mark J. DeNino                         See Schedule I                            See Schedule I

C.       Control Persons

         Warren V. Musser                       See Schedule II                           See Schedule II

         Robert E. Keith, Jr.                   See Schedule I                            See Schedule I

         Gary S. Anderson                       See Schedule I                            See Schedule I

                                    EXHIBIT C


         The undersigned agree, to the extent required by Rule 13d-1(f), that this statement is being filed on behalf of each of them.

                       TECHNOLOGY LEADERS II L.P.

                                By: Technology Leaders II Management L.P., a General Partner

                                By: Technology Leaders Management, Inc., a General Partner


                                By:      ______________________________________
                                         Name:
                                         Title:


                                TECHNOLOGY LEADERS II OFFSHORE C.V.

                                By: Technology Leaders II Management L.P., a General Partner

                                By: Technology Leaders Management, Inc., a General Partner


                                By:      ______________________________________
                                         Name:
                                         Title:

                                TECHNOLOGY LEADERS II MANAGEMENT L.P.

                                By: Technology Leaders Management, Inc., a General Partner


                                By:      ______________________________________
                                         Name:
                                         Title:



                                         ______________________________________
                                         Ira M. Lubert

                                    EXHIBIT D




                          REGISTRATION RIGHTS AGREEMENT

         REGISTRATION RIGHTS AGREEMENT (this "Agreement"), dated as of November 5, 1996 by and among THE SCORE BOARD, INC. a New Jersey corporation (the "Company"), and each of the undersigned (together with their respective affiliates, the "Initial Investors").

         WHEREAS:

         The Company has entered into a Securities Purchase Agreement dated as of the date hereof (the "Purchase Agreement") providing for the issuance of 1,600,000 shares (the "Common Shares") of its common stock, $.01 par value per share (the "Common Stock") and warrants to purchase up to 2,720,000 shares of its Common Stock (the "Warrants") to a group of investors.

         The shares of Common Stock issuable upon the exercise of the Warrants are hereinafter called the "Warrant Shares"; the Common Shares and Warrant Shares collectively are hereinafter called the "Shares".

         In order to induce the Initial Investors to purchase the Company's securities as described above, the Company has agreed to provide such investors (and their transferees) the registration rights set forth in this Agreement.

         NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and each of the Initial Investors hereby agree as follows:

         1.       DEFINITIONS.

                  As used in this Agreement, the following terms shall have the following meanings:

                           1.1 "Investors" means the Initial Investors and any
transferees or assignees who agrees to become bound by the provisions of this Agreement in accordance with Section 9 hereof.

                           1.2 "register," "registered," and "registration"
refer to a registration effected by preparing and filing a Registration Statement or Statements in compliance with the 1933 Act and pursuant to Rule 415 under the 1933 Act or any successor rule providing for offering securities on a continuous basis ("Rule 415"), and the declaration or ordering of effectiveness of such Registration Statement by the United States Securities and Exchange Commission (the "SEC").

                           1.3 "Registrable Securities" means the Shares plus
all shares of Common Stock, if any, issued pursuant to Section 7.6 of the Purchase Agreement (relating to preemptive rights) plus all shares of Common Stock or other securities of the Company issued in respect of the Warrants or the foregoing securities by way of stock dividend, stock split recapitalization, merger of consolidation; provided, however, that the term "Registrable Securities" shall not include any shares or other securities described in the foregoing clauses sold in a public offering registered under 1933 Act or sold pursuant to Rule 144.

                           1.4 "Registration Statement" means a registration
statement of the Company under the 1933 Act.


         2.       REGISTRATION.

                  2.1 Mandatory Registration. The Company shall prepare, and, on or prior to the date which is fifteen (15) days after the date of the Closing under the Purchase Agreement (the "Closing Date"), file with the SEC a Registration Statement on Form S-3 (or, if Form S-3 is not then available, on such form of Registration Statement as is then available to effect a registration of the Registrable Securities, subject to the consent of the Initial Investors (as determined pursuant to Section 11(j) hereof), which consent will not be unreasonably withheld) covering the resale of all of the Registrable Securities, which Registration Statement, to the extent allowable under the 1933 Act and the Rules promulgated thereunder (including Rule 416), shall state that such Registration Statement also covers such indeterminate number of additional shares of Common Stock as may become issuable in respect of the Registrable Securities upon exercise of the Warrants to prevent dilution resulting from stock splits, stock dividends or similar transactions or by reason of changes in the exercise price of the Warrants in accordance with the terms thereof. The Registration Statement (and each amendment or supplement thereto, and each request for acceleration of effectiveness thereof) shall be provided to (and subject to the approval of) the Initial Investors and their counsel prior to its filing or other submission. The provisions of Section 2(c) shall be applicable with respect to each Registration Statement filed pursuant to this Section 2(a).

                  2.2 Underwritten Offering. If any offering pursuant to a Registration Statement pursuant to Section 2(a) hereof involves an underwritten offering, the Investors who hold a majority in interest of the Registrable Securities subject to such underwritten offering shall have the right to select one legal counsel and an investment banker or bankers and manager or managers to administer the offering, which investment banker or bankers or manager or managers shall be reasonably satisfactory to the Company. The Investors shall have the right to require only two (2) underwritten offerings pursuant to this Agreement.

                  2.3 Payments by the Company. The Company shall use its best efforts to obtain effectiveness of the Registration Statement as soon as practicable. If (i) the Registration Statement(s) covering the Registrable Securities required to be filed by the Company pursuant to Section 2(a) hereof is not declared effective by the SEC within seventy-five (75) days after the Closing Date (other than by reason of any act or failure to act by the Investors) or if, after the Registration Statement has been declared effective by the SEC, sales cannot be made pursuant to the Registration Statement (by reason of stop order, or the Company's failure to update the Registration Statement), or (ii) the Common Stock is not listed or included for quotation on The NASDAQ Stock Market (the "NASDAQ"), the New York Stock Exchange (the "NYSE") or the American Stock Exchange (the "AMEX"), then the Company will make payments to the Investors in such amounts and at such times as shall be determined pursuant to this Section 2(c) as partial relief for the damages to the Investors by reason of any such delay in or reduction of their ability to sell the Registrable Securities (which remedy shall not be exclusive of any other remedies available at law or in equity). The Company shall pay to each holder of Registerable Securities an amount equal to the Aggregate Value (as defined below) of all Registrable Securities held by such Investor multiplied by two and one-half hundredths (.025) times the sum of: (i) the number of months (prorated for partial months) after the end of such 75-day period and prior to the date the Registration Statement is declared effective by the SEC, provided, however, that there shall be excluded from such period any delays which are solely attributable to changes required by the Investors in the Registration Statement with respect to information relating to the Investors, including, without limitation, changes to the plan of distribution, or to the failure of the Investors to conduct their review of the registration statement pursuant to
Section 2(a) above in a reasonably prompt manner; (ii) the number of months (prorated for partial months) that sales cannot be made pursuant to the Registration Statement after the Registration Statement has been declared effective; and (iii) the number of months (prorated for partial months) that the Common Stock is not listed or included for quotation on the NASDAQ, NYSE or AMEX after the Registration Statement has been declared effective. (For example, if the Registration Statement becomes effective one (1) month after the end of such 75-day period, the Company would pay $25,000 for each $1,000,000 of Aggregate Value and would continue to pay $25,000 for each $1,000,000 of Aggregate Value until the Registration Statement becomes effective.) Such amounts shall be paid in cash or, at each Investor's option, may be convertible into Common Stock at the price of Three Dollars and Seven Cents ($3.07) per share. Any shares of Common Stock issued upon conversion of such amounts shall be Registrable Securities. If the Investor desires to convert the amounts due hereunder into Registrable Securities, it shall so notify the Company in writing within two (2) business days of the date on which such amounts are first payable in cash and such amounts shall be so convertible beginning on the last day upon which the cash amount would otherwise be due in accordance with the following sentence. Payments of cash pursuant hereto shall be made within five (5) days after the end of each period that gives rise to such obligation, provided that, if any such period extends for more than thirty (30) days, interim payments shall be made for each such thirty (30) day period. The "Aggregate Value" of each Common Share constituting a Registrable Security shall be Two Dollars and Fifty Cents ($2.50) per share and the "Aggregate Value" of each Warrant Share constituting a Registrable Share shall be equal to the difference between (x) the higher of the Market Prices (as defined in the Warrant) of a share of Common Stock on the first date the Investor was entitled to the payment hereunder with respect to which this determination is being made and the last date in the payment period for which the determination hereunder is being made less (y) the purchase price of the Warrant Share upon exercise of the applicable Warrant on the last date in the payment period for which the determination hereunder is being made.

                  2.4 Piggy-Back Registrations. If at any time prior to the expiration of the Registration Period (as hereinafter defined) the Company shall file with the SEC a Registration Statement relating to an offering for its own account or the account of others under the 1933 Act of any of its equity securities (other than on Form S-4 or Form S-8 or their then equivalents relating to equity securities to be issued solely in connection with any acquisition of any entity or business or equity securities issuable in connection with stock option or other employee benefit plans) the Company shall send to each Investor who is entitled to registration rights under this Section 2(d) written notice of such determination and, if within fifteen (15) days after the effective date of such notice, such Investor shall so request in writing, the Company shall include in such Registration Statement all or any part of the Registrable Securities such Investor requests to be registered, except that if, in connection with any underwritten public offering for the account of the Company the managing underwriter(s) thereof shall impose a limitation on the number of shares of Common Stock which may be included in the Registration Statement because, in such underwriter(s)' judgment, marketing or other factors dictate such limitation is necessary to facilitate public distribution, then the Company shall be obligated to include in such Registration Statement only such limited portion of the Registrable Securities with respect to which such Investor has requested inclusion hereunder as the underwriter shall permit. Any exclusion of Registrable Securities shall be made pro rata among (i) the Investors seeking to include Registrable Securities and (ii) holders ("Other Holders") of other securities entitled to include such securities in such Registration Statement pursuant to registration rights in existence as of the date hereof ("Other Registrable Securities"), in proportion to the number of Registrable Securities sought to be included by such Investors and Other Holders; provided, however, that the Company shall not exclude any Registrable Securities unless the Company has first excluded all outstanding securities, which are not Other Registrable Securities. No right to registration of Registrable Securities under this Section 2(d) shall be construed to limit any registration required under Section 2(a) hereof. If an offering in connection with which an Investor is entitled to registration under this Section 2(d) is an underwritten offering, then each Investor whose Registrable Securities are included in such Registration Statement shall, unless otherwise agreed by the Company, offer and sell such Registrable Securities in an underwritten offering using the same underwriter or underwriters and, subject to the provisions of this Agreement, on the same terms and conditions as other shares of Common Stock included in such underwritten offering.

                  2.5 Eligibility for Form S-3. The Company represents and warrants that it meets the requirements for the use of Form S-3 for registration of the sale by any Investor of the Registrable Securities and the Company shall file all reports required to be filed by the Company with the SEC in a timely manner so as to maintain such eligibility for the use of Form S-3.

         3.       OBLIGATIONS OF THE COMPANY.

         In connection with the registration of the Registrable Securities, the Company shall have the following obligations:

                  3.1 The Company shall prepare promptly, and file with the SEC not later than fifteen (15) days after the Closing Date, a Registration Statement with respect to the number of Registrable Securities provided in
Section 2(a), and thereafter use its best efforts to cause such Registration Statement relating to Registrable Securities to become effective as soon as possible after such filing, and keep the Registration Statement effective pursuant to Rule 415 at all times until the later of (i) the third anniversary of the Closing Date and (ii) the date which is two (2) months after the date that all the Warrants have been exercised or have expired (the "Registration Period"), which Registration Statement (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein not misleading.

                  3.2 The Company shall prepare and file with the SEC such amendments (including post-effective amendments) and supplements to the Registration Statement and the prospectus used in connection with the Registration Statement as may be necessary to keep the Registration Statement effective at all times during the Registration Period, and, during such period, comply with the provisions of the 1933 Act with respect to the disposition of all Registrable Securities of the Company covered by the Registration Statement until such time as all of such Registrable Securities have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof as set forth in the Registration Statement. In the event the number of shares available under a Registration Statement filed pursuant to this Agreement is insufficient to cover all of the Registrable Securities issued or issuable upon exercise of the Warrants, the Company shall amend the Registration Statement, or file a new Registration Statement (on the short form available therefore, if applicable), or both, so as to cover all of the Registrable Securities, in each case, as soon as practicable, but in any event within fifteen (15) days after the necessity therefor arises. The Company shall use its best efforts to cause such amendment and/or new Registration Statement to become effective as soon as practicable following the filing thereof. The provisions of
Section 2(c) above shall be applicable with respect to such obligation, with the seventy-five (75) days running from the day after the date on which the Company reasonably first determines (or reasonably should have determined) the need therefor.

                  3.3 The Company shall furnish to each Investor whose Registrable Securities are included in the Registration Statement and its legal counsel (i) promptly after the same is prepared and publicly distributed, filed with the SEC, or received by the Company, one copy of the Registration Statement and any amendment thereto, each preliminary prospectus and prospectus and each amendment or supplement thereto, and, in the case of the Registration Statement referred to in Section 2(a), each letter written by or on behalf of the Company to the SEC or the staff of the SEC, and each item of correspondence from the SEC or the staff of the SEC, in each case relating to such Registration Statement (other than any portion of any thereof which contains information for which the Company has sought confidential treatment), and (ii) such number of copies of a prospectus, including a preliminary prospectus, and all amendments and supplements thereto and such other documents as such Investor may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Investor.

                  3.4 The Company shall use reasonable efforts to (i) register and qualify the Registrable Securities covered by the Registration Statement under such other securities or "blue sky" laws of such jurisdictions in the United States as the Investors who hold a majority in interest of the Registrable Securities being offered reasonably request, (ii) prepare and file in those jurisdictions such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof during the Registration Period, (iii) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Registration Period, and (iv) take all other actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (a) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(d), (b) subject itself to general taxation in any such jurisdiction, (c) file a general consent to service of process in any such jurisdiction, (d) provide any undertakings that cause the Company undue expense or burden, or (e) make any change in its charter or by laws, which in each case the Board of Directors of the Company determines to be contrary to the best interests of the Company and its stockholders.

                  3.5 In the event Investors who hold a majority in interest of the Registrable Securities being offered in the offering select underwriters for the offering, the Company shall enter into and perform its obligations under an underwriting agreement, in usual and customary form, including, without limitation, customary indemnification and contribution obligations, with the underwriters of such offering.

                  3.6 As promptly as practicable after becoming aware of such event, the Company shall notify each Investor of the happening of any event, of which the Company has knowledge, as a result of which the prospectus included in the Registration Statement, as then in effect, includes an untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and use its best efforts promptly to prepare a supplement or amendment to the Registration Statement to correct such untrue statement or omission, and deliver such number of copies of such supplement or amendment to each Investor as such Investor may reasonably request.

                  3.7 The Company shall use its best efforts to prevent the issuance of any stop order or other suspension of effectiveness of a Registration Statement, and, if such an order is issued, to obtain the withdrawal of such order at the earliest possible moment and to notify each Investor who holds Registrable Securities being sold (or, in the event of an underwritten offering, the managing underwriters) of the issuance of such order and the resolution thereof.

                  3.8 The Company shall permit a single firm of counsel designated by Investors who hold a majority of the Registrable Securities being registered to review the Registration Statement and all amendments and supplements thereto a reasonable period of time prior to their filing with the SEC, and not file any document in a form to which such counsel reasonably objects.

                  3.9 The Company shall make generally available to its security holders as soon as practical, but not later than ninety (90) days after the close of the period covered thereby, an earnings statement (in form complying with the provisions of Rule 158 under the 1933 Act) covering a twelve-month period beginning not later than the first day of the Company's fiscal quarter next following the effective date of the Registration Statement.

                  3.10 At the request of any Investor, the Company shall furnish, on the date that Registrable Securities are delivered to an underwriter, if any, for sale in connection with the Registration Statement or, if such securities are not being sold by an underwriter, on the date of effectiveness thereof (i) an opinion, dated as of such date, from counsel representing the Company for purposes of such Registration Statement, in form, scope and substance as is customarily given in an underwritten public offering, addressed to the underwriters, if any, and the Investors and (ii) a letter, dated such date, from the Company's independent certified public accountants in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters, if any, and the Investors.

                  3.11 The Company shall make available for inspection by (i) any Investor, (ii) any underwriter participating in any disposition pursuant to the Registration Statement, (iii) one firm of attorneys and one firm of accountants or other agents retained by Investors who hold a majority of the Registrable Securities being registered and (iv) one firm of attorneys retained by all such underwriters (collectively, the "Inspectors") all pertinent financial and other records, and pertinent corporate documents and properties of the Company (collectively, the "Records"), as shall be reasonably deemed necessary by each Inspector to enable each Inspector to exercise its due diligence responsibility, and cause the Company's officers, directors and employees to supply all information which any Inspector may reasonably request for purposes of such due diligence; provided, however, that each Inspector shall hold in confidence and shall not make any disclosure (except to an Investor) of any Record or other information which the Company determines in good faith to be confidential, and of which determination the Inspectors are so notified, unless
(a) the disclosure of such Records is necessary to avoid or correct a misstatement or omission in any Registration Statement, (b) the release of such Records is ordered pursuant to a subpoena or other order from a court or government body of competent jurisdiction, or (c) the information in such Records has been made generally available to the public other than by disclosure in violation by an Investor of this or any other agreement. The Company shall not be required to disclose any confidential information in such Records to any Inspector until and unless such Inspector shall have entered into confidentiality agreements (in form and substance satisfactory to the Company) with the Company with respect thereto, substantially in the form of this Section 3(k). Each Investor agrees that it shall, upon learning that disclosure of such Records is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt notice to the Company and allow the Company, at its expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, the Records deemed confidential. Nothing herein shall be deemed to limit the Investor's ability to sell Registrable Securities in a manner which is otherwise consistent with applicable laws and regulations.

                  3.12 The Company shall hold in confidence and not make any disclosure of information concerning an Investor provided to the Company unless
(i) disclosure of such information is necessary to comply with federal or state securities laws, (ii) the disclosure of such information is necessary to avoid or correct a misstatement or omission in any Registration Statement, (iii) the release of such information is ordered pursuant to a subpoena or other order from a court or governmental body of competent jurisdiction, or (iv) such information has been made generally available to the public other than by disclosure in violation of this or any other agreement. The Company agrees that it shall, upon learning that disclosure of such information concerning an Investor is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt notice to such Investor prior to making such disclosure, and allow the Investor, at its expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, such information.

                  3.13 The Company shall use its best efforts to cause all the Registrable Securities covered by the Registration Statement to be designated for quotation on the NASDAQ and listed on each national securities exchange on which securities of the same class or series issued by the Company are then listed, if any, if the designation for quotation or listing of such Registrable Securities is then permitted under the rules of such interdealer quotation system or exchange and, without limiting the generality of the foregoing, to arrange for at least two market makers to register with the National Association of Securities Dealers, Inc. ("NASD") as such with respect to such Registrable Securities.

                  3.14 The Company shall provide a transfer agent and registrar, which may be a single entity, for the Registrable Securities not later than the effective date of the Registration Statement.

                  3.15 The Company shall cooperate with the Investors who hold Registrable Securities being offered and the managing underwriter or underwriters, if any, to facilitate the timely preparation and delivery of certificates (not bearing any restrictive legends) representing Registrable Securities to be offered pursuant to the Registration Statement and enable such certificates to be in such denominations or amounts, as the case may be, as the managing underwriter or underwriters, if any, or the Investors may reasonably request and registered in such names as the managing underwriter or underwriters, if any, or the Investors may request.

                  3.16 The Company shall take all other reasonable actions necessary to expedite and facilitate disposition by the Investors of Registrable Securities pursuant to the Registration Statement.

         4.       OBLIGATIONS OF THE INVESTORS.

         In connection with the registration of the Registrable Securities, the Investors shall have the following obligations:

                  4.1 It shall be a condition precedent to the obligations of the Company to complete the registration pursuant to this Agreement with respect to the Registrable Securities of a particular Investor that such Investor shall furnish to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it as shall be reasonably required to effect the registration of such Registrable Securities and shall execute such documents in connection with such registration as the Company may reasonably request. At least ten (10) business days prior to the first anticipated filing date of the Registration Statement, the Company shall notify each Investor of the information the Company requires from each such Investor if such Investor elects to have any of such Investor's Registrable Securities included in the Registration Statement.

                  4.2 Each Investor, by such Investor's acceptance of the Registrable Securities, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of the Registration Statement hereunder, unless such Investor has notified the Company in writing of such Investor's election to exclude all of such Investor's Registrable Securities from the Registration Statement.

                  4.3 In the event Investors holding a majority in interest of the Registrable Securities being registered determine to engage the services of an underwriter, each Investor agrees to enter into and perform such Investor's obligations under an underwriting agreement, in usual and customary form, including, without limitation, customary indemnification and contribution obligations, with the managing underwriter of such offering and take such other actions as are reasonably required in order to expedite or facilitate the disposition of the Registrable Securities, unless such Investor has notified the Company in writing of such Investor's election to exclude all of such Investor's Registrable Securities from the Registration Statement.

                  4.4 Each Investor agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3(f) or 3(g), such Investor will immediately discontinue disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until such Investor's receipt of the copies of the supplemented or amended prospectus contemplated by Section 3(f) or 3(g) and, if so directed by the Company, such Investor shall deliver to the Company (at the expense of the Company) or destroy (and deliver to the Company a certificate of destruction) all copies in such Investor's possession, of the prospectus covering such Registrable Securities current at the time of receipt of such notice.

                  4.5 No Investor may participate in any underwritten registration hereunder unless such Investor (i) agrees to sell such Investor's Registrable Securities on the basis provided in any underwriting arrangements in usual and customary form entered into by the Company, (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements, and (iii) agrees to pay its pro rata share of all underwriting discounts and commissions and any expenses in excess of those payable by the Company pursuant to Section 5 below.

         5.       EXPENSES OF REGISTRATION.

         All reasonable expenses, other than underwriting discounts and commissions, incurred in connection with registrations, filings or qualifications pursuant to Sections 2 and 3, including, without limitation, all registration, listing and qualifications fees, printers and accounting fees, the fees and disbursements of counsel for the Company (but excluding all fees and disbursements of advisors (including legal counsel) to the Investors) shall be borne by the Company.

         6.       INDEMNIFICATION.

         In the event any Registrable Securities are included in a Registration Statement under this Agreement:

                  6.1 To the extent permitted by law, the Company will indemnify, hold harmless and defend (i) each Investor who holds such Registrable Securities, (ii) the directors, officers, partners, employees, agents and each person who controls any Investor within the meaning of the 1933 Act or the Securities Exchange Act of 1934, as amended (the "1934 Act"), if any, and (iii) any underwriter (as defined in the 1933 Act) for the Investors; and the directors, officers, partners, employees and each person who controls any such underwriter within the meaning of the 1933 Act or the 1934 Act, if any (each, an "Indemnified Person"), against any joint or several losses, claims, damages, liabilities or expenses (collectively, together with actions, proceedings or inquiries by any regulatory or self-regulatory organization, whether commenced or threatened, in respect thereof, "Claims") to which any of them may become subject insofar as such Claims arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in a Registration Statement or the omission or alleged omission to state therein a material fact required to be stated or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus if used prior to the effective date of such Registration Statement, or contained in the final prospectus (as amended or supplemented, if the Company files any amendment thereof or supplement thereto with the SEC) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in light of the circumstances under which the statements therein were made, not misleading, or
(iii) any violation or alleged violation by the Company of the 1933 Act, the 1934 Act, any other law, including, without limitation, any state securities law, or any rule or regulation thereunder relating to the offer or sale of the Registrable Securities (the matters in the foregoing clauses (i) through (iii) being, collectively, "Violations"). Subject to the restrictions set forth in
Section 6(c) with respect to the number of legal counsel, the Company shall reimburse the Investors and each such underwriter or controlling person, promptly as such expenses are incurred and are due and payable, for any reasonable legal fees or other reasonable expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(a): (i) shall not apply to a Claim arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company by any Indemnified Person or underwriter for such Indemnified Person expressly for use in connection with the preparation of the Registration Statement or any such amendment thereof or supplement thereto, if such prospectus was timely made available by the Company pursuant to Section 3(c) hereof; (ii) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld; and
(iii) with respect to any preliminary prospectus, shall not inure to the benefit of any Indemnified Person if the untrue statement or omission of material fact contained in the preliminary prospectus was corrected on a timely basis in the prospectus, as then amended or supplemented, and such corrected prospectus was timely made available by the Company to the Indemnified Person pursuant to
Section 3(c) hereof, and the Indemnified Person was promptly advised in writing not to use the incorrect prospectus prior to the use giving rise to a Violation and such Indemnified Person, notwithstanding such advise, used it. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Person and shall survive the transfer of the Registrable Securities by the Investors pursuant to Section 9.

                  6.2 In connection with any Registration Statement in which an Investor is participating, each such Investor agrees severally and not jointly to indemnify, hold harmless and defend, to the same extent and in the same manner set forth in Section 6(a), the Company, each of its directors, each of its officers who signs the Registration Statement, each person, if any, who controls the Company within the meaning of the 1933 Act or the 1934 Act, any underwriter and any other stockholder selling securities pursuant to the Registration Statement or any of its directors or officers or any person who controls such stockholder or underwriter within the meaning of the 1933 Act or the 1934 Act (collectively and together with an Indemnified Person, an "Indemnified Party"), against any Claim to which any of them may become subject, under the 1933 Act, the 1934 Act or otherwise, insofar as such Claim arises out of or is based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished to the Company by such Investor expressly for use in connection with such Registration Statement; and subject to Section 6(c) such Investor will reimburse any legal or other expenses (promptly as such expenses are incurred and are due and payable) reasonably incurred by them in connection with investigating or defending any such Claim; provided, however, that the indemnity agreement contained in this
Section 6(b) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of such Investor, which consent shall not be unreasonably withheld; provided, further, however, that the Investor shall not be liable under this Agreement (including under this Section 6(b) and Section 7) to the extent that all amounts payable by such Investor on account of its indemnification, contribution and other obligations under this Agreement for only that amount as does not exceed the net proceeds to such Investor as a result of the sale of Registrable Securities pursuant to such Registration Statement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Party and shall survive the transfer of the Registrable Securities by the Investors pursuant to Section 9. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(b) with respect to any preliminary prospectus shall not inure to the benefit of any Indemnified Party if the untrue statement or omission of material fact contained in the preliminary prospectus was corrected on a timely basis in the prospectus, as then amended or supplemented.

                  6.3 Promptly after receipt by an Indemnified Person or Indemnified Party under this Section 6 of notice of the commencement of any action (including any governmental action), such Indemnified Person or Indemnified Party shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 6, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnified Person or the Indemnified Party, as the case may be; provided, however, that an Indemnified Person or Indemnified Party shall have the right to retain its own counsel with the fees and expenses to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel of the Indemnified Person or Indemnified Party and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnified Person or Indemnified Party and any other party represented by such counsel in such proceeding. The indemnifying party shall pay for only one separate legal counsel for the Indemnified Persons or the Indemnified Parties, as applicable, and such legal counsel shall be selected by Investors holding a majority-in-interest of the Registrable Securities included in the Registration Statement to which the Claim relates, if the Investors are entitled to indemnification hereunder, or the Company, if the Company is entitled to indemnification hereunder, as applicable. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnified Person or Indemnified Party under this Section 6, except to the extent that the indemnifying party is actually prejudiced in its ability to defend such action. The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as such expense, loss, damage or liability is incurred and is due and payable.

         7.       CONTRIBUTION.

         To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 6 to the fullest extent permitted by law; provided, however, that
(i)
no seller of Registrable Securities guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any seller of Registrable Securities who was not guilty of such fraudulent misrepresentation, and (ii) the total amount payable by an Investor on account of its contribution, other obligations under this Agreement shall be limited in amount to the net amount of proceeds received by such Investor from the sale of such Registrable Securities.

         8.       REPORTS UNDER THE 1934 ACT.

         With a view to making available to the Investors the benefits of Rule 144 promulgated under the 1933 Act or any other similar rule or regulation of the SEC that may at any time permit the investors to sell securities of the Company to the public without registration ("Rule 144"), the Company agrees to:

                  8.1 make and keep public information available, as those terms are understood and defined in Rule 144;

                  8.2 file with the SEC in a timely manner all reports and other documents required of the Company under the 1933 Act and the 1934 Act so long as the Company remains subject to such requirements (it being understood that nothing herein shall limit the Company's obligations under Section 4(c) of the Securities Purchase Agreement) and the filing of such reports and other documents is required for the applicable provisions of Rule 144; and

                  8.3 furnish to each Investor so long as such Investor owns Registrable Securities, promptly upon request, (i) a written statement by the Company that it has complied with the reporting requirements of Rule 144, the 1933 Act and the 1934 Act, (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested to permit the Investors to sell such securities pursuant to Rule 144 without registration.

         9.       ASSIGNMENT OF REGISTRATION RIGHTS.

         The rights to have the Company register Registrable Securities pursuant to this Agreement shall be automatically assignable by the Investors to any transferee of all or any portion of Registrable Securities if: (i) the Investor agrees in writing with the transferee or assignee to assign such rights, and a copy of such agreement is furnished to the Company within a reasonable time after such assignment, (ii) the Company is, within a reasonable time after such transfer or assignment, furnished with written notice of (a) the name and address of such transferee or assignee, and (b) the securities with respect to which such registration rights are being transferred or assigned, (iii) following such transfer or assignment, the further disposition of such securities by the transferee or assignee is restricted under the 1933 Act and applicable state securities laws, (iv) at or before the time the Company receives the written notice contemplated by clause (ii) of this sentence, the transferee or assignee agrees in writing with the Company to be bound by all of the provisions contained herein and (v) such transfer shall have been made in accordance with the applicable requirements of the Securities Purchase Agreement.

         10.      AMENDMENT OF REGISTRATION RIGHTS.

         Provisions of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with written consent of the Company and Investors who hold a majority interest of the Registrable Securities. Any amendment or waiver effected in accordance with this Section 10 shall be binding upon each Investor and the Company.

         11.      MISCELLANEOUS.

                  11.1 A person or entity is deemed to be a holder of Registrable Securities whenever such person or entity owns of record such Registrable Securities. If the Company receives conflicting instructions, notices or elections from two or more persons or entities with respect to the same Registrable Securities, the Company shall act upon the basis of instructions, notice or election received from the registered owner of such Registrable Securities.

                  11.2 Notices required or permitted to be given hereunder shall be in writing and shall be deemed to be sufficiently given when personally delivered (by hand, by courier, by telephone line facsimile transmission or other means) or by courier or sent by certified mail, return receipt requested, properly addressed and with proper postage pre-paid, if to the Company:

                  The Score Board, Inc.
                  1951 Old Cuthbert Road
                  Cherry Hill, NJ 08034
                  Attention:  President

                  with copy to:

                  Blank Rome Comisky & McCauley
                  Woodland Falls Corporate Park
                  Suite 200
                  210 Lake Drive East
                  Cherry Hill, NJ  08002
                  (609) 779-7647
                  Attention:  Frederick A. Ruttenberg, Esq.

                  if to an Investor:

                  to the registered address of such Investor as reflected on the books of the Company with a copy to:

                  Klehr, Harrison, Harvey, Branzburg & Ellers
                  1401 Walnut Street
                  Philadelphia, PA  19102
                  Telecopy:  (215) 568-6603
                  Attention: Leonard M. Klehr, Esq.


                  11.3 Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

                  11.4 This Agreement shall be enforced, governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania applicable to agreements made and to be performed entirely within such State. In the event that any provision of this Agreement is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any provision hereof which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision hereof.

                  11.5 This Agreement and the Purchase Agreement (including all schedules and exhibits thereto) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein. This Agreement and the Purchase Agreement supersede all prior agreements and understandings among the parties hereto with respect to the subject matter hereof and thereof.

                  11.6 Subject to the requirements of Section 9 hereof, this Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties hereto.

                  11.7 The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

                  11.8 This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement. This Agreement, once executed by a party, may be delivered to the other party hereto by facsimile transmission of a copy of this Agreement bearing the signature of the party so delivering this Agreement.

                  11.9 Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

                  11.10 All consents and other determinations to be made by the Initial Investors or the Investors pursuant to this Agreement shall be made by Initial Investors or Investors, as the case may be, holding a majority of the Registrable Securities (determined as if all Warrants then outstanding had been exercised for Registrable Securities).

                  11.11 The Company and each of the Initial Investors has participated in the drafting of this Agreement and expressly acknowledges such joint participation, to avoid application of any rule construing contractual language against the party which drafted the language.

         IN WITNESS WHEREOF, the Company and each of the undersigned Initial Investors have caused this Agreement to be duly executed as of the date first above written.

                                                     THE SCORE BOARD, INC.


                                                     By: /s/Kenneth Goldin
                                                         ---------------------
                                                        Name: Kenneth Goldin
                                                                 Title: CEO

                                    INITIAL INVESTORS:

                                    TECHNOLOGY LEADERS II L.P.

                                    By:  Technology Leaders II Management L.P.,
                                             the General Partner

                                    By:  Technology Leaders Management, Inc.,
                                             a General Partner


                                    By: /s/ Tami L. Fratis
                                        --------------------------------------
                                          Tami L. Fratis, Vice President


                                    TECHNOLOGY LEADERS II OFFSHORE C.V.

                                    By:  Technology Leaders II Management L.P.,
                                             a General Partner

                                    By:  Technology Leaders Management, Inc.,
                                             a General Partner


                                    By:/s/ Tami L. Fratis
                                        --------------------------------------
                                          Tami L. Fratis, Vice President


                                    /s/ Ira Lubert
                                    ------------------------------------------
                                    Ira Lubert


                                    JONATHAN LUBERT TRUST


                                    By: /s/ Howard E. Lubert
                                        --------------------------------------
                                          Howard E. Lubert, Trustee


                                    KRISTINE LUBERT TRUST


                                    By: /s/ Howard E. Lubert
                                        --------------------------------------
                                          Howard E. Lubert, Trustee

                                    THE OUTSOURCING PARTNERSHIP, L.L.C.

                                    By: /s/ John F. White
                                        --------------------------------------
                                          Name: John F. White
                                          Title: CEO

                       [SIGNATURES CONTINUED ON NEXT PAGE]

                    [SIGNATURES CONTINUED FROM PREVIOUS PAGE]



                                    /s/Dean Adler
                                    ------------------------------------------
                                    Dean Adler

                                    /s/Robert A. Fox
                                    ------------------------------------------
                                    Robert A. Fox


                                    NEWVALU, INC.

                                    By: /s/ Milton Koffman
                                       ---------------------------------------
                                          Name: Milton Koffman
                                          Title:President


                                    /s/ Milton Koffman
                                    ------------------------------------------
                                    Milton Koffman


                                    /s/ Burton I. Koffman
                                    ------------------------------------------
                                    Burton I. Koffman


                                    /s/ Ronald Rubin
                                    ------------------------------------------
                                    Ronald Rubin